SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2016 Annual Results Announcement; and

99.2	Announcement on Adjustment of Peer Benchmark Enterprises for the Share Option Scheme.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 20, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

2016 Annual Results Announcement

1.	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Directors”) (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this annual results announcement, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2016 annual report of the Company, and severally and jointly accept responsibility.

1.2	This annual results announcement is extracted from the full text of the 2016 annual report. The Chinese version of the full report is published on the websites of the Shanghai Stock Exchange, Hong Kong Exchanges and Clearing Limited and the Company. For details, investors are advised to read the full text of the 2016 annual report.

1.3	Director(s) who has/have not attended the Board meeting for approving the 2016 annual report of the Company is/are:

Position	Name of Director	Reasons for Absence	Name of Proxy
Vice Chairman Director Director	Gao Jinping Lei Dianwu Mo Zhenglin	Business Engagement Business Engagement Business Engagement	Wang Zhiqing Zhang Yimin Zhang Yimin

1.4	The financial statements for the year ended 31 December 2016 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued standard unqualified opinions on the financial statements in their auditors’ reports.

1.5	In 2016, the net profit attributable to equity shareholders of the Company amounted to RMB5,955,576,000 under CAS (net profit of RMB5,968,466,000 under IFRS). According to the 2016 profit distribution plan approved by the Board on 15 March 2017, the Board proposed to distribute a dividend of RMB0.25 per share (including tax) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2016 profit distribution plan will be implemented after approval at the annual general meeting. The date and time of 2016 annual general meeting, details of book closure, as well as the book closure arrangement for dividend payment and the date of payment of the dividend will be announced later.

2.	CORPORATE INFORMATION

2.1	Corporate information

Place of listing of A shares:	Shanghai Stock Exchange
Stock abbreviation of A shares:
Stock code of A shares:	600688
Place of listing of H Shares:	The Stock Exchange of Hong Kong Limited
(the “Hong Kong Stock Exchange”)
Stock abbreviation of H shares:	Shanghai Pechem
Stock code of H shares:	00338
Place of listing of American Depositary Receipts (ADR):	New York Stock Exchange
Code of American Depositary Receipts (ADR):	SHI
Registered address and business address:	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code:	200540
Principal place of business in Hong Kong:	Room 605, Island Place Tower, 510 King’s Road, Hong Kong
Website of the Company:	www.spc.com.cn
E-mail address:	spc@spc.com.cn

2.2	Contact persons and contact details

	Secretary to the Board	Securities Affairs Representative
Name	Zhang Jianbo	Wu Yuhong
Address	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
	Shanghai, PRC, Postal Code:	Shanghai, PRC, Postal Code:
	200540	200540
Tel	86-21-57943143	86-21-57933728
Fax	86-21-57940050	86-21-57940050
E-mail	zhangjb@spc.com.cn	wuyh@spc.com.cn

2.3	Introduction of main business or products during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC. The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants. In 2016, structural problems associated with the overcapacity of refining and petrochemical products remained overwhelming and restrictions on resources, environmental protection and safety became tighter. The Company actively responded to the complex market conditions. Focusing on overall efficiency, the Company made great efforts in safety and environmental protection standards, optimizing operations, exploring new markets as well as cutting costs and expenses. As a result, a good performance was achieved in production and operations, and there was a significant increase in economic efficiency as compared to the previous year.

3.	HIGHLIGHT OF ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1	Major accounting data for the past three years (Prepared under CAS)

Unit: RMB’000

			Increase/
			decrease
			compared to the
			previous year
Major accounting data	2016	2015	(%)	2014
Operating income	77,894,285	80,803,422	–3.60	102,182,861
Total profit (“-” for loss)	7,765,405	4,208,729	84.51	–914,149
Net profit attributable to equity shareholders of the Company (“-” for net loss)	5,955,576	3,245,849	83.48	–716,427
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” for net loss)	5,921,998	3,130,327	89.18	–806,028
Net cash inflow from operating activities	7,210,957	5,143,397	40.20	4,039,919

			Increase/
			decrease
			compared to the
			previous year
	End of 2016	End of 2015	(%)	End of 2014
Net assets attributable to equity shareholders of the Company	24,750,048	19,838,862	24.76	16,570,623
Total assets	34,123,693	28,022,171	21.77	31,145,983

3.2	Major financial indicators (Prepared under CAS)

Major financial indicators	2016	2015	Increase/ decrease compared to the previous year (%)	2014
Basic earnings per share (“-” for loss) (RMB/Share)	0.551	0.301	83.06	–0.066
Diluted earnings per share (“-” for loss) (RMB/Share)	0.551	0.300	83.67	–0.066
Basic earnings per share excluding non-recurring items (“-” for loss) (RMB/Share)	0.550	0.290	89.66	–0.075
Return on net assets (weighted average) (%)*	26.383	17.831	Increased by 8.552 percentage points	–4.165
Return on net assets excluding non-recurring items (weighted average) (%)*	26.254	17.251	Increased by 9.003 percentage points	–4.686
Net cash inflow per share generated from operating activities (RMB/Share)	0.668	0.476	40.34	0.374

			Increase/
			decrease
			compared
			to the
			previous year
	End of 2016	End of 2015	(%)	End of 2014
Net assets per share attributable to equity shareholders of the Company (RMB/Share)*	2.292	1.837	24.77	1.534
Liability-to-asset ratio (%)	26.645	28.143	Decreased by 1.498 percentage points	45.926

*	The above-mentioned net assets do not include minority shareholders’ interests.

3.3	Non-recurring items (Prepared under CAS)

Unit: RMB’000

Non-recurring items	2016	2015	2014
Net loss from disposal of non-current assets	–42,031	–9,393	–33,966
Employee reduction expenses	–19,200	–24,892	–4,684
Government grants recorded in profit and loss (excluding government grants pursuant to the State’s unified standard sum and quota to closely related corporate business)	154,631	160,116	182,829
Income from external entrusted loans	1,818	2,880	2,299
Income from forward exchange contracts	—	37,154	—
Other non-operating income and expenses other than those mentioned above	–47,281	–10,280	–25,357
Effect attributable to minority interests (after tax)	–1,714	–1,525	–1,240
Income tax effect	–12,635	–38,538	–30,280

Total	33,588	115,522	89,601

3.4	Financial information prepared under IFRS for the past five years

Unit: RMB million

For the year ended 31 December	2016	2015	2014	2013	2012
Net sales	65,936.5	67,037.2	92,725.0	105,503.2	87,217.3
Profit/(loss) before tax	7,778.3	4,237.2	(889.9)	2,444.7	(2,016.5)
Profit/(loss) after tax	5,981.5	3,310.4	(675.8)	2,065.5	(1,505.1)
Profit/(loss) attributable to equity shareholders of the Company	5,968.5	3,274.3	(692.2)	2,055.3	(1,528.4)
Basic earnings/(loss) per share (RMB/share)	0.553	0.303	(0.064)	0.190	(0.212)
Diluted earnings/(loss) per share (RMB/share)	0.552	0.303	(0.064)	0.190	(0.212)
Basic and diluted earnings/(loss) per share (RMB/share) (restated)*	N/A	N/A	N/A	N/A	(0.142)
As at 31 December:
Total equity attributable to equity shareholders of the Company	24,722.0	19,797.3	16,500.3	17,732.5	16,037.2
Total assets	33,945.6	27,820.6	30,905.6	36,636.8	36,462.5
Total liabilities	8,942.4	7,726.3	14,134.0	18,645.3	20,158.6

*	After the implementation of capitalisation of the capital reserve in December 2013, the total number of issued shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

3.5	Major financial data by quarters in 2016 (Prepared under CAS)

Unit: RMB’000

				Fourth
	First Quarter	Second	Third Quarter	Quarter
	(January to	Quarter	(July to	(October to
	March)	(April to June)	September)	December)
Operating income	16,564,814	20,428,377	17,591,471	23,309,623
Net profit attributable to equity shareholders of the Company	1,145,237	1,951,438	1,033,386	1,825,515
Net profit attributable to equity shareholders of the Company excluding non-recurring items	1,153,846	1,963,739	972,315	1,832,088
Net cash flow generated from operating activities	1,947,815	2,697,209	656,447	1,909,486

4.	SHAREHOLDINGS OF SHAREHOLDERS AND CONTROLLING DIAGRAM

4.1	Shareholdings of the top ten shareholders

Number of shareholders of ordinary shares as at the end of the reporting period	121,214
Number of shareholders of ordinary shares as at the end of the month immediately preceding the publication date of the annual report	114,205

Shareholdings of the top ten shareholders at the end of 2016
		Increase (+)/	Number of
		decrease (-)	shares held at		Number of
		during the	the end of		shares held
		Reporting	the Reporting	Percentage of	with selling	Pledged/frozen
		Period	Period	shareholding	restrictions	Status of	Number of	Nature of
Full name of shareholders	Class of shares	(Shares)	(Shares)	(%)	(Shares)	shares	shares	shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.56	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	1,600,000	3,454,966,321	31.99	0	Unknown	—	Overseas legal person
China Securities Finance Corporation Limited	A shares	37,317,811	332,103,090	3.08	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
China Life Insurance Company Limited – Dividend – Individual – Dividend – 005L – FH002 Shanghai	A shares	Unknown	32,572,140	0.30	0	None	0	Others

Top ten shareholders as at 31 December 2016
		Increase (+)/	Number of
		decrease (-)	shares held at		Number of
		during the	the end of		shares held
		Reporting	Reporting	Percentage of	with selling	Pledged/frozen
		Period	Period	shareholding	restrictions	Status of	Number of	Nature of
Full name of shareholders	Class of shares	(Shares)	(Shares)	(%)	(Shares)	shares	shares	shareholders
Shanghai Kangli Industry and Trade Co., Ltd	A shares	960,000	22,375,300	0.21	0	None	0	Others
Bank of China Limited – China	A shares	0	19,645,656	0.18	0	None	0	Others
New Economy Flexible
Allocation Hybrid Start-up
Securities Investment Fund
Abu Dhabi Investment Authority	A shares	Unknown	18,755,639	0.17	0	None	0	Others
NSSF Combination 412	A shares	1,677,992	17,412,997	0.16	0	None	0	Others
NSSF Combination 414	A shares	Unknown	14,999,808	0.14	0	None	0	Others

Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relations among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

4.2	Diagram of the ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

4.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2016, so far as was known to the Directors or chief executive of the Company, the interests and short positions in the shares and underlying shares of the Company of the Company’s substantial shareholders (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong (the “SFO”) or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

			Percentage of	Percentage
	Interests held or		total issued	of total issued
	deemed as held		shares	H shares
Name of shareholders	(Shares)	Note	(%)	(%)	Capacity
China Petroleum & Chemical Corporation	5,460,000,000 A Shares (L) Promoter legal person shares		50.56	—	Beneficial owner
BlackRock, Inc.	217,219,026 H Shares (L)	(1)	2.01	6.22	Interests of controlled corporation
	228,000 H Shares (S)	(2)	0.002	0.06	Interests of controlled corporation

(L): Long position; (S): Short position

Note:	(1)	Of the H Shares (long position) held by BlackRock, Inc., 4,381,400 H Shares (long position) were held through cash settled unlisted derivatives.
	(2)	All the 228,000 H Shares (short position) held by Black Rock, Inc. were held through cash settled unlisted derivatives.

Save as disclosed above, as at 31 December 2016, the Directors have not been notified by any person (other than the Directors, chief executive and supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 & 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

5.	REPORT OF THE DIRECTORS (MANAGEMENT DISCUSSION AND ANALYSIS)

(Unless otherwise specified, the financial information in this “Management Discussion and Analysis” section are extracted from the financial statements prepared under IFRS.)

5.1	General – Review of the Company’s operations during the year ended 31 December 2016

In 2016, the global economy continued its recovery, growing at a rate higher than that in 2015. Growth in developed economies was more subdued than expected while a positive recovery was seen in emerging markets and developing economies. The Chinese economy encountered a slower growth rate, with an annual GDP growth at 6.7%, down by 0.2 percentage point from 2015. Structural problems associated with the overcapacity of refining and petrochemical production remained overwhelming and restrictions on resources, environmental protection and safety became more stringent. However, as compared with the significant drop of international oil prices during the year, the decline in prices for downstream refining and petrochemical products was less remarkable, which resulted in an increase in the gross profit of such products and a rise in the corporate returns.

The Group actively responded to the complex market conditions in 2016. Focusing on overall efficiency, the Group made great efforts in safety production and environmental protection, optimizing operations, exploring new markets as well as cutting costs and expenses. As a result, a good performance was achieved in production and operations, and there was a significant increase in economic efficiency as compared to the previous year.

(i)	Production and operations remained safe and stable

In 2016, the Group thoroughly analyzed and implemented a safety and production accountability system, stringently managed contractor qualifications, personnel training as well as the assessment of irregularities. Moreover, the Group actively promoted the hazard and operability study (HAZOP) analysis, and conducted in-depth investigation and elimination of hidden safety hazards. On top of that, there was an optimization and adjustments of the facilities inspection plan to strengthen on-site maintenance management. The overall production and operation was continuously improved. The frequency and duration of unscheduled annual shutdowns of major production facilities dropped by 30.00% and 16.11%, respectively from the previous year. Out of the 83 major technical and economic indicators covered in the Group’s assessment, 41 of them achieved a better performance than last year, representing a year-on-year rate of progress of 49.40%, while 18 of them reached the advanced industry level, representing an advance ratio of 21.69%.

In 2016, the Group recorded a decline in total processing capacity due to maintenance of major refining plants. The deduction of total processing capacity resulted in a decrease in actual production volume of the Group, which amounted to 12,830,600 tons, down by 7.47% from the previous year. During the year, the Group processed 14,302,800 tons of crude oil (including 2,588,000 tons of crude oil processed on a sub-contract basis), representing a year-on-year decrease of 3.33%. In 2016, the Group’s turnover reached RMB77.843 billion, down by 3.6% over the previous year. Sales to output and receivables recovery ratio were 100.27% and 100% respectively. The product quality levels remained stable.

Major products:

	Production volume			Sales volume
	2016	2015		2016	2015
	(Ten thousand	(Ten thousand	Year-on-year	(Ten thousand	(Ten thousand	Year-on-year
Products	tons)	tons)	Change	tons)	tons)	change
Diesel (note 1)	3,882.2	4,265.3	–8.98%	2,807.0	3,611.7	–22.28%
Gasoline	3,878.7	3,097.6	–7.07%	2,850.1	3,102.6	–8.14%
Jet Fuel (note 1)	1,598.3	1,613.9	–0.91%	559.1	612.2	–8.67%
Paraxylene	670.6	659.7	1.65%	466.0	465.1	0.19%
Benzene (note 2)	372.7	359.5	3.67%	359.1	357.8	0.36%
Ethylene Glycol	361.4	421.5	–14.26%	243.7	306.6	–20.52%
Ethylene Oxide	148.4	182.9	–18.86%	145.9	170.6	–14.48%
Ethylene (note 2)	825.6	836.5	–1.30%	37.5	30.4	23.36%
Polyethylene	531.0	535.6	–0.86%	535.1	532.2	0.54%
Polypropylene	492.3	488.8	0.72%	454.0	453.0	0.22%
Polyester Pellet (note 2)	415.6	394.7	5.30%	298.3	281.1	6.12%
Acrylic	140.5	159.7	–12.02%	140.6	161.1	–12.73%
Polyester Staple	64.7	64.0	1.09%	60.8	59.9	1.50%

Note 1: Excludes sales volume on a sub-contract basis.

Note 2: The difference between production and sales are internal sales.

(ii)	Market demand for petroleum and petrochemical products fell, and their prices underwent a continuous decline

With the Chinese economy under a continuing downward pressure and sluggish demand in 2016, the domestic petroleum and petrochemical market still had an overa ll p oor performance. In the dome st ic market, the overcapacity in the refinery industry intensified. The growth in refined oil consumption slowed down while gasoline and jet fuel consumption maintained a sustainable growth and diesel consumption even recorded a negative growth. The continuous structural overcapacity of downstream bulk petrochemicals combined with market demand hovering at low levels resulted in the prolonged low price of petrochemical products. As of 31 December 2016, the weighted average prices (excluding tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products fell by 12.41%, 3.83%, 0.51% and 10.81%, respectively, over the previous year.

(iii)	International crude oil prices showed an upward trend despite the fluctuations, while the annual average oil price dropped, and the volume of refined cruel oil has decreased

In 2016, international crude oil prices showed a rebound after a period of fluctuation. At the start of the year, the Chinese economy recorded sluggish growth, and together with the anticipation of increase in export of crude oil by Iran, etc. led to a dramatic drop in international crude oil price. There was a rebound of oil prices afterwards. Along with a shrinking production of shale oil in North America, events such as the armed attacks in Nigeria, large-scale forest fires in Canada, political turbulence in Libya and economic crisis in Venezuela led to a decreasing supply of crude oil from these countries. All these pushed a significant rise in oil prices. In the second half of the year, the oil prices mainly experienced fluctuation intervals while the OPEC agreement on reducing production acted as the key factor affecting oil prices. By the end of 2016, prices of Brent and US WTI crude oil rose 52% and 45% as compared with those as of the end of 2015. However, the average annual price of crude oil in 2016 dropped to the lowest since 2004. The average WTI crude oil price on the New York Mercantile Exchange in 2016 was US$43.36/ barrel, representing a 10.97% decrease from the average of US$48.70/barrel in 2015. The average price of Brent crude oil on the London Intercontinental Exchange was US$44.55/barrel, representing a decrease of 14.95% from US$52.38/barrel in 2015. The average price of crude oil in Dubai was US$41.93/barrel, down by 17.53%, as compared with US$50.84/barrel in 2015.

For the year ended 31 December 2016, the Group processed a total of 14,302,800 tons of crude oil (including 2,588,000 tons of crude oil processed on a sub-contract basis), down by 492,500 tons, or 3.33%, over the previous year. In 2016, the average unit cost of crude oil processed by the Group (for its own account) was RMB1,979.58 per ton (2015: RMB2,533.46 per ton), down by 21.86% over the previous year. The Group’s total costs of processing crude oil in 2016 was RMB23.190 billion, down by 28.41% as compared with RMB32.391 billion in the previous year, representing 41.60% of the total costs of sales.

(iv)	Continued efforts to intensify optimization and cost/expenditure reduction

In 2016, the Group continued to implement its dynamic optimization mechanism and thoroughly improved the crude oil structure, equipment workload, raw materials, as well as product structure and processing procedures. The Group endeavored to procure crude oil of high cost-effectiveness in order to lower procurement costs. Moreover, based on market and profitability forecasts, the Group suspended or limited the production of certain equipment, such as the 1# ethylene glycol, PVA, 1# polyester staple, and polyester, acrylic and other plants. The Group also adopted measures such as using optimised hydrocracking unit for the input and output of materials in order to optimise the structure of the ethylene raw materials. The Group enhanced the output of atmospheric vacuum equipment, reduced diesel output and optimized and adjusted catalytic and cracking equipment, as well as increased gasoline production and ratio of high-grade gasoline. In addition, blending trial of V 98# gasoline was launched so as to achieve the production and sales of 98# gasoline. Annual ratio of diesel to gasoline was 1.35:1. In terms of enhancing the competitiveness of product differentiation, the Group adopted a comprehensive quantity-price approach for higher value-added products including solution-dyed acrylic fibre and high-MFR polypropylene from hydrogen regulating method which resulted in a product differentiation rate of 81.02% for the year, representing an increase of 12 percentage points over last year and a significant improvement in efficiency was recorded as compared with conventional products.

The Group adhered to a strict cost control principle as a crucial measure in response to market changes. In 2016, the Group strengthened its loss control on crude oil and effectively controlled the losses incurred during storage and transportation of crude oil. The fuel gas and hydrogen systems were optimized to effectively reduce costs associated with hydrogen and fuel gas respectively. To avoid exchange losses effectively, the Group monitored the changes in the Renminbi exchange rate. By taking the full advantage of various governmental preferential policies, the Group received tax deductions and special subsidies and at the same time intensified its efforts in cost control over major departments responsible for expenditure. Besides, tender management was strengthened so as to reduce operating costs while labour competition activities were also held in encouraging employees to strive for higher efficiency.

(v)	Further progress made in energy conservation and emissions reduction

In 2016, the Group continued to carry out various measures in energy conservation and emission reduction in compliance with the relevant state requirements, thereby achieve all targets set by the government. During the year, the Company’s overall level of energy consumption per RMB10,000 of product value was 0.777 ton of standard coal (at constant price as of 2010), down by 3.72% as compared with 0.807 ton of standard coal per RMB10,000 in 2015. As compared with the previous year, the total volume of chemical oxygen demand (“COD”) discharged was down by 6.18%, while that of ammonia nitrogen, sulfur dioxide, nitrogen oxides and volatile organic compounds declined by 6.17%, 9.74%, 7.27% and 9.08%, respectively. At the same time, the compliance rate of waste water and controlled waste gas emissions reached 100%, and all hazardous waste was disposed of properly at 100%. The average heat efficiency of heaters declined by 0.05 percentage points to 92.40% over the previous year which was mainly attributable to load reduction that led to a decrease in heat efficiency. Following a review as an “All-China Environmentally Friendly Enterprise” ( ), the Group was awarded the title of “SINOPEC-Advanced Unit of Safety Production and Environmental Protection ( ).

(vi)	Marketing efforts showed significant results

In 2016, the Group continued to focus on the development of sales through Internet, export expansion, advancement of technical services and improvement in incentive mechanisms and achieved significant outcome in market development. In respect of sales through Internet, the categories of online products increased from 69 of last year to 71, with an accumulative sales of over 30,000 tons, up 11% as compared with the previous year. Regarding export expansion, the Group actively explored oversea markets. About 500 tons of polyester products were sold to Malaysia, Korea, Turkey and other countries while acrylic fibres were exported to India and other countries which achieved a breakthrough in bulk export business in respect of those products. Moreover, regarding the enhancement of technical services, the Group arranged additional technical engineers specialising in technical services relating to polyester for the clients, and such engineers played a positive role in rationalizing the relationship between production and marketing and also in providing solutions for downstream customers. As for the improvement in the appraisal mechanism, incentive assessments were applied to salespersons with their personal income directly linked to business volume which fully mobilized salespersons’ initiative and activeness.

(vii)	Steady implementation of project construction, R&D and IT projects

In 2016, the Group implemented quality enhancement and transformation of the No. 2 diesel hydrogenation plant, desulfurization revamps for furnaces No. 1 – No. 5 and No. 7 of the Thermal Power Division, a clean and waste water segregation system upgrading of water circulating plants, and an oil tank odor control project of the Storage and Transportation Department. The Group carried out latent hazard management of the petroleum coke yard of the Thermal Power Division in light of environmental protection, the start-up boilers flue gas desulfurization and denitrification project in the Olefins Division, and the implementation of pipeline extension revamps from Pinghu Pond to Huanggu Pond Bridge in Jiaxing city. It went ahead with the export terminal facility expansion in Warehousing and Transportation Department, and accelerated the preparation work for revamps in cogeneration low emission and energy saving project as well as 300,000 tons/year alkylation project. The Group’s annual investment amounted to RMB0.824 billion during the year. SCF35(T300 level) carbon fibre from industrialization technology achieved breakthroughs as progress was accelerated since its fibre precursors solved the stability problem of liquid quality. The internal trial in connection with the industrial application of YS-9010 silver catalyst in No. 1 ethylene glycol/ethylene oxide device was completed. Moreover, with a strong emphasis on promoting integration of “digitalization and industrialization”, smart manufacturing with “Internet+” as its theme, the Group actively drove its IT construction and advanced process control (APC) system for No. 3 crude and vacuum distillation unit while it integrated its statistical information management system through acceptance, customer service information system development, real-time database and LIMS (Laboratory Information Management System) data integration analysis. The Group had a trial run in smart pipeline promotion and initiated smart plant construction, which continuously improved the IT management standard of the Company.

(viii)	Further enhancement of corporate management

In 2016, the Group further optimized its organizational structure and work standards, revised the management requirements, improved appraisal methods and incentivized its departments so as to maximize the overall efficiency of the Company. By team rationalization and work optimization, the number of teams was streamlined. Moreover, to further clarify responsibilities of each division, the Group achieved an overall optimization of core processes and developed a preliminary business IT platform. As a result of continued implementation of integrated accreditation work of the management system, the Group for the first time obtained certification in fulfilling energy management standards ( ). It actively adopted professional and centralized management of equipment while each production unit fully completed their responsibilities including on-site equipment, business and personnel management which resulted in steady and stable operations of the corporate management system.

As of 31 December 2016, the Group had reduced (net) its headcount by 1,071, including voluntary termination and staff retirements. This accounted for 8.81% of the total workforce of 12,159 on the payroll at the beginning of the year.

(ix)	Brief analysis of factors bringing operating results for the year into profits

The main reasons for bringing the Group’s operating results during the Reporting Period into profit were:

(1)	The Group’s costs of processing crude oil dropped drastically as compared to the same period last year. In addition, the decrease in the average sales price was lower than the decrease in the cost of raw materials, leading to a higher gross profit of products.

(2)	The Group recorded a significant increase in investment income from associates, including Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), of which the profit was up by RMB306 million compared to the previous year.

(3)	The Group further refined its management system and efforts to reduce cost and enhance efficiency. The Group’s net finance cost was -RMB84 million in 2016, representing a decrease of RMB328 million as compared with the net finance cost of RMB244 million in 2015.

(4)	The Group’s labour cost decreased by RMB105 million as compared with the previous year.

5.2	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management and on various other assumptions that the management believes to be reasonable and form the basis for the management to make judgments about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgments and other uncertainties in the course of applying those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the financial statements.

(i)	Impairments for long-term assets

Assets that have an indefinite useful life must be evaluated annually for impairment. Assets that subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recovered. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of sales or the usable value. In determining the usable value, expected cash flows generated by the asset or the asset group are discounted to their present value. The management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales amount, sales price and operating costs.

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lifes of the assets after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets on a regular basis in order to determine the amount of depreciation expenses to be recorded during each reporting period. The estimated useful lifes are based on the Group’s historical experience with similar assets, taking into account the anticipated technological changes. The depreciation expenses for future periods will be adjusted if there are significant changes in previous estimates.

(iii)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated sales price in the ordinary course of business, less the estimated costs of production and the estimated costs necessary to complete the sale. The management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual sales prices are lower or the costs of production are higher than the estimation, the actual allowance for diminution in value of inventories will be higher than the estimation.

(iv)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax position is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized.

The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2016, the Group would need to generate future taxable income of at least RMB412 million. Based on the estimated forecast and historical experience, the management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

5.3	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

5.3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the year ended 31 December
	2016			2015			2014
	Sales			Sales			Sales
	volume	Net sales		volume	Net sales		volume	Net sales
	(’000	(RMB		(’000	(RMB		(’000	(RMB
	tons)	million)%		tons)	million)%		tons)	million)%
Synthetic fibres	202.1	1,855.5	2.8	222.2	2,328.2	3.5	228.7	2,891.5	3.1
Resins and plastics	1,341.7	9,797.6	14.9	1,316.0	9,992.2	14.9	1,321.4	12,489.4	13.5
Intermediate petrochemical products	2,055.7	8,827.6	13.4	2,162.1	9,332.0	13.9	1,968.9	12,391.0	13.4
Petroleum products	8,097.9	24,002.6	36.4	9,268.9	30,802.0	45.9	9,305.3	49,259.5	53.1
Trading of petrochemical products	—	20,585.4	31.2	—	13,718.2	20.5	—	14,791.0	15.9
Others	—	867.8	1.3	—	864.6	1.3	—	902.6	1.0

Total	11,697.4	65,936.5	100.0	12,969.2	67,037.2	100.0	12,824.3	92,725.0	100.0

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the year ended 31 December
	2016		2015		2014
		%		%		%
	RMB	of	RMB	of	RMB	of
	million	net sales	million	net sales	million	net sales
Synthetic fibres
Net sales	1,855.5	2.8	2,328.2	3.5	2,891.5	3.1
Cost of sales and expenses	(2,464.4)	(3.7)	(2,684.6)	(4.0)	(3,473.4)	(3.7)

Segment profit/(loss) from operations	(608.9)	(0.9)	(356.4)	(0.5)	(581.9)	(0.6)

Resins and plastics
Net sales	9,797.6	14.9	9,992.2	14.9	12,489.4	13.5
Cost of sales and expenses	(8,160.0)	(12.4)	(8,773.6)	(13.1)	(12,820.9)	(13.8)

Segment profit/(loss) from operations	1,637.6	2.5	1,218.6	1.8	(331.5)	(0.3)

Intermediate petrochemicals products
Net sales	8,827.6	13.4	9,332.0	13.9	12,391.0	13.4
Cost of sales and expenses	(7,017.6)	(10.6)	(8,375.2)	(12.5)	(12,259.2)	(13.2)

Segment profit from operations	1,810.0	2.7	956.8	1.4	131.8	0.2

Petroleum products
Net sales	24,002.6	36.4	30,802.0	45.9	49,259.5	53.1
Cost of sales and expenses	(20,189.6)	(30.6)	(28,939.7)	(43.1)	(49,288.8)	(53.2)

Segment profit/(loss) from operations	3,813.0	5.8	1,862.3	2.8	(29.3)	(0.1)

Trading of petrochemical products
Net sales	20,585.4	31.2	13,718.2	20.5	14,791.0	15.9
Cost of sales and expenses	(20,534.2)	(31.1)	(13,703.0)	(20.5)	(14,724.9)	(15.9)

Segment profit from operations	51.2	0.1	15.2	0.0	66.1	0.0

	For the year ended 31 December
	2016		2015		2014
		%		%		%
	RMB	of	RMB	of	RMB	of
	million	net sales	million	net sales	million	net sales
Others
Net sales	867.8	1.3	864.6	1.3	902.6	1.0
Cost of sales and expenses	(792.8)	(1.2)	(652.2)	(1.0)	(745.7)	(0.8)

Segment profit/(loss) from operations	75.0	0.1	212.4	0.3	156.9	0.2

Total
Net sales	65,936.5	100.0	67,037.2	100.0	92,725.0	100.0
Cost of sales and expenses	(59,158.6)	(89.7)	(63,128.3)	(94.2)	(93,312.9)	(100.6)

Profit/(loss) from operations	6,777.9	10.3	3,908.9	5.8	(587.9)	(0.6)

Net finance income/(costs)	83.7	0.1	(243.8)	(0.4)	(359.7)	(0.4)
Investment income	—	—	—	—	—	—
Share of profit of associates and joint ventures	916.8	1.4	572.1	0.9	57.7	0.1

Profit/(loss) before tax	7,778.3	11.8	4,237.2	6.3	(889.9)	(1.0)
Income tax	(1,796.8)	(2.7)	(926.8)	(1.4)	214.1	0.2

Profit/(loss) for the year	5,981.5	9.1	3,310.4	4.9	(675.8)	(0.7)

Attributable to:
Equity shareholders of the Company	5,968.5	9.0	3,274.3	4.8	(692.2)	(0.7)
Non-controlling shareholders	13.0	0.0	36.1	0.1	16.4	0.0

Profit/(loss) for the year	5,981.5	9.0	3,310.4	4.9	(675.8)	(0.7)

5.3.2	Comparison and analysis

Comparison between the year ended 31 December 2016 and the year ended 31 December 2015 is as follows:

5.3.2A	Operating results

(1)	Net sales

In 2016, net sales of the Group amounted to RMB65,936.5 million, representing a decrease of 1.64% from RMB67,037.2 million over the previous year. For the year ended 31 December 2016, the weighted average prices (exclude tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased by 12.41%, 3.83%, 0.51% and 10.81% over the previous year, respectively.

(i)	Synthetic fibres

In 2016, the Group’s net sales for synthetic fibres amounted to RMB1,855.5 million, representing a decrease of 20.30% compared with RMB2,328.2 million in the previous year. The decrease in sales was mainly due to the decrease of sales price as a result of the decrease in the costs of raw materials, and the continued sluggish downstream demand and under-performing initiatives in raw material procurement. Sales volume for synthetic fibres fell by 9.02% compared with the previous year, while weighted average sales price fell by 12.41%. In particular, the weighted average sales price of acrylic fibre, the main product of synthetic fibres of the Group, decreased by 13.15%, while the weighted average sales price of polyester fibre decreased by 5.99% over the previous year. Sales of acrylic fibre and polyester fibre accounted for 79.22% and 14.90% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 2.8% of the Group’s total net sales in 2016, down by 0.7 percentage point as compared to the previous year.

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB9,797.6 million in 2016, representing a decrease of 1.95% as compared with RMB9,992.2 million over the previous year. The decrease in net sales was mainly attributable to the decrease in unit price of resin and plastics, driven by the decline in the costs of raw materials. The sales volume of resins and plastics increased 1.95% year-on-year, while the weighted average sales price fell by 3.83%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet decreased by 3.23%, 4.22% and 0.58%, respectively. Sales of polyethylene, polypropylene and polyester pellet accounted for 45.11%, 33.07% and 16.56% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 14.9% of the Group’s total net sales in 2016, basically remained at the same level as previous year.

(iii)	Intermediate petrochemical products

The Group’s net sales of intermediate petrochemical products amounted to RMB8,827.6 million in 2016, representing a decrease of 5.41% as compared with RMB9,332 million in 2015. This was mainly due to the decline in unit price of intermediate petrochemical products resulted from the decrease in costs of raw materials. The weighted average sales price decreased 0.51% year-on-year. The sales volume decreased 4.92% year-on-year. The two factors together drove down net sales. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 27.01%, 8.76%, 11.58%, 16.99% and 12.7% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical products accounted for 13.4% of the Group’s total net sales in 2016, representing a decrease of 0.5 percentage point as compared with the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB24,002.6 million in 2016, representing a decrease of 22.07% as compared with R M B 3 0 ,8 0 2 . 0 m i ll i o n i n th e p r e v i o us y e a r , w h i c h w a s ma i n l y attributable to the drop in prices of refined oil in China driven by the decline in world crude oil unit price. The weighted average sales price of major products decreased by 10.81%, while sales volume decreased by 12.63% as compared to last year.

Net sales of petroleum products accounted for 36.4% of the Group’s total net sales in 2016, representing a decrease of 9.5 percentage points as compared with the previous year.

(v)	Trading of petrochemical products

In 2016, the net sales of trading of petrochemical products amounted to RMB20,585.4 million, representing an increase of 50.06% from RMB13,718.2 million over the previous year. The increase is mainly due to the significant growth in sales of Shanghai Jinmao International Trading Company Limited, a subsidiary of the Company, during the year.

Net sales of trading of petrochemical products accounted for 31.2% of the Group’s total net sales in 2016, representing an increase of 10.7 percentage points as compared with the previous year.

(vi)	Others

The Group’s net sales of other products amounted to RMB867.8 million in 2016, which remained at the same level as compared with RMB864.6 million in the previous year.

Net sales of other products accounted for 1.3% of the Group’s total net sales in 2016, which remained at the same level as the previous year.

(2)	Costs of sales and operating expenses

The Group’s costs of sales and expenses comprise costs of sales, selling and administrative expenses, other operating expenses and other operating income.

Costs of sales and expenses of the Group decreased by 6.29% from RMB63,128.3 million in 2015 to RMB59,158.6 million in 2016. The costs of sales and expenses of synthetic fibres, resins and plastics, intermediate petrochemical, products petroleum products, trading of petrochemical products and others were RMB2,464.4 million, RMB8,160.0 million, RMB7,017.6 million, RMB20,189.6 million, RMB20,534.2 million and RMB792.9 million, representing a decrease of 8.20%, 6.99%, 16.21%, 30.24%, and an increase of 49.85% and 21.57%, respectively as compared with the previous year.

The Group’s costs of sales and expenses of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products decreased as compared with the previous year, primarily due to the decline in costs of raw materials driven by the drop in world crude oil unit price, which substantially lowered the costs of sales. The increase in the costs of sales and expenses of the trading of petrochemical products and others is mainly attributable to the increase in the trading volume and business in crude oil processed on a sub-contract basis.

—	Costs of sales

The Group’s costs of sales amounted to RMB58,731.7 million in 2016, down by 6.41% from RMB62,757.1 million in 2015. Costs of sales accounted for 89.07% of net sales in 2016. The decrease in costs of sales was due to the drop in unit price of crude oil during the period.

—	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB546.1 million in 2016, representing a decrease of 9.12% as compared with RMB600.9 million in the previous year, mainly due to a decrease in sales as compared with the previous year, which resulted in a decline in warehousing and agency fees.

—	Other operating income

The Group’s other operating income amounted to RMB197.3 million in 2016, representing a decrease of 16.01% as compared with RMB234.9 million in the previous year. The decrease in other operating income was mainly attributable to the decrease of leasing income due to termination of some house leasing and change into the company’s own usage. Meanwhile, the pipeline transportation fees dropped due to the decrease in sales volume.

—	Other operating expenses

The Group’s other operating expenses were RMB24.3 million in 2016, representing a decrease of 28.32% as compared with RMB33.9 million in the previous year. This was mainly due to an increase of loss of RMB34.0 million in the disposal of fixed assets and the reduction of foreign currency transactions by the Company, which resulted in a significant decline in exchange losses in 2016.

(3)	Profit from operations

The Group’s profit from operations amounted to RMB6,777.9 million in 2016, representing an increase of RMB2,869.0 million as compared with a profit from operations of RMB3,908.9 million in the previous year. The costs of all segments dropped generally as compared with those in last year as a result of the falling average annual price of international crude oil. Despite the subsequent decline in unit price of finished products, the unit purchase price of raw materials dropped to a larger extent than the unit price of finished products due to the impact brought by the production cycle and the increase in production value, leading to a significant growth in profit from operations as compared to last year.

(i)	Synthetic fibres

In 2016, the Group’s operating loss for synthetic fibres amounted to RMB608.9 million, representing an increase of RMB252.5 million as compared with the operating loss of RMB356.4 million in the previous year. The increase was mainly attributable to the continuous increase in the price of acrylonitrile which is the raw material for acrylic fibre products due to capacity fluctuation, which resulted in a surge in costs. The loss was further intensified by the reduction of the profit margin of synthetic fibres products under the sluggish downstream demand.

(ii)	Resins and plastics

In 2016, the Group’s operating profit for resins and plastics amounted to RMB1,637.6 million, representing an increase of RMB419.0 million from operating profit of RMB1,218.6 million in the previous year. The increase in operating profit was mainly attributable to the significantly lower costs of raw materials driven down by the decrease in world crude oil price. The relatively stable market demand together with the stiff price of products, in particular polyethylene, led to a 6.99% decrease in costs of sales and expenses for the period.

(iii)	Intermediate petrochemical products

In 2016, the Group’s operating profit for intermediate petrochemical products amounted to RMB1,810.0 million, representing an increase of RMB853.2 million as compared with RMB956.8 million in the previous year. This was mainly attributable to a decrease of RMB504.4 million in net sales of intermediate petrochemicals, while the costs of sales and expenses for the same period were down by RMB1,357.6 million, leading to a profit growth as compared to last year.

(iv)	Petroleum products

In 2016, the Group’s operating profit for petroleum products amounted to RMB3,813.0 million, representing an increase of RMB1,950.7 million as compared with the operating profit of RMB1,862.3 million in the previous year. Such operating profit was mainly attributable to the decrease of RMB6,799.4 million in net sales of petroleum products, while the costs of sales and expenses for the same period were down by RMB8,750.1 million, thus bringing profit for the year.

(v)	Trading of petrochemical products

In 2016, the Company’s operating profit for trading of petrochemical products amounted to RMB51.2 million, representing an increase of RMB36.0 million as compared with RMB15.2 million for the previous year. This was mainly attributable to an increase of RMB6,867.2 million in net sales of trading, while the costs of sales and expenses for the same period were up by RMB6,831.2 million, leading to a higher profit as compared to the previous year.

(vi)	Others

In 2016, the Group’s operating profit from other products amounted to RMB75.0 million, representing a decrease of 64.69% as compared with RMB212.4 million in the previous year. This was mainly attributable to an increase of RMB3.2 million in net sales of other products, while costs of sales and expenses for the same period increased RMB140.7 million, which led to a drop in profit as compared to last year.

(4)	Net finance income/(costs)

The Group’s net finance income was RMB83.7 million in 2016, representing a decrease of RMB327.5 million as compared with net finance expenses of RMB243.8 million in 2015. This was mainly due to the repayment of long term borrowings and certain short term borrowings by the Group during the Reporting Period, which lowered the interest expense for 2016 to RMB53.6 million from RMB211.9 million for 2015. Further, during the year, bank deposits increased substantially leading to increase of RMB84.2 million in interest income.

(5)	Profit before tax

The Group’s profit before tax was RMB7,778.3 million in 2016, representing an increase of RMB3,541.1 million as compared with the profit before taxation of RMB4,237.2 million in the previous year.

(6)	Income tax

The Group’s income tax expense amounted to RMB1,796.8 million in 2016, while the Group’s income tax expense was RMB926.8 million in the previous year. As a result of profit increase in 2016, income tax payable by the Company for the current period was increased accordingly.

In accordance with the revised Enterprise Income Tax Law of China which became effective from 1 January 2008, the income tax rate applicable to the Group in 2016 was 25% (2015: 25%).

(7)	Profit for the year

The Group’s profit after tax for the year was RMB5,981. 5 mill ion, representing an increase of RMB2,671.1 million as compared with profit after tax of RMB3,310.4 million for the previous year.

5.3.2B	Liquidity and Capital Sources

The Group’s primary sources of fund are operating cash inflows and loans from unaffiliated banks. The Group’s primary uses of fund are costs of sales, other operating expenses and capital expenditure.

(1)	Capital Sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB7,181.8 million in 2016, representing an increase in cash inflows of RMB2,249.0 million as compared with net cash inflows of RMB4,932.8 million in the previous year. The Group recorded profit from operation during the Reporting Period, net cash inflows from profit before tax, after deducting investment revenue, depreciation and amortization and assets depreciation, was RMB7,288.0 million representing an increase of RMB2,435.9 million as compared with net cash inflows of RMB4,852.1 million in the previous year.

(ii)	Borrowings

The total borrowings of the Group at the end of 2016 amounted to RMB546.4 million, representing a decrease of RMB1,523.6 million as compared with that as at the end of the previous year, which was mainly due to short-term borrowings decreased by RMB1,523.6 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities such as borrowings and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2016, the Group’s gearing ratio was 26.34% (2015: 27.77%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

5.3.2C	Research and development, patents and licenses

The Group has a number of technological development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are responsible for the various research and developments of new technology, new products, new production processes and equipment, as well as environmental protection. The Group’s research and development expenditures for the years 2014, 2015 and 2016 were RMB43.6 million, RMB87.6 million and RMB102.1 million, respectively. The increase in research and development expenditures over the year was mainly attributable to the increase in the consumption of raw materials and ancillary materials for research purpose as well as costs of travel.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

5.3.2D	Off-Balance Sheet Arrangements

Please refer to notes 32 to the financial statements prepared under IFRS of this annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

5.3.2E	Contractual Obligations

The following table sets forth the Group’s contractual obligations to repay loan principal in the future as at 31 December 2016:

	Payment due and payable by the following period as at 31 December 2016
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 years but within 5 years (RMB’000)	Over 5 years (RMB’000)
Contractual obligations
Short term borrowings	546,432	546,432	—	—	—
Long term borrowings	—	—	—	—	—

Total contractual obligations	546,432	546,432	—	—	—

5.3.2 F	Analysis of performance and results of major companies in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2016, the Company had more than 50% equity interest in the following principal subsidiaries:

					Percentage	Percentage		Net
					of equity	of equity		profit/(loss)
			Country of		held by	held by the	Registered	for the year
	Place of	Principal	principal	Type of legal	the Company	Group	capital	2016
Company	registration	activities	activities	person	(%)	(%)	(’000)	(RMB’000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited liability company	100	—	RMB1,000,000	22,466
China Jinshan Associated Trading Corporation (“China Jinshan”)	China	Import and export of petrochemical products and equipment	China	Limited liability company	67.33	—	RMB25,000	18,564
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited liability company	—	74.25	US$9,154	34,549
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited liability company	—	60	US$50,000	148

					Percentage	Percentage		Net
					of equity	of equity		profit/(loss)
			Country of		held by	held by the	Registered	for the year
	Place of	Principal	principal	Type of legal	the Company	Group	capital	2016
Company	registration	activities	activities	person	(%)	(%)	(’000)	(RMB’000)
Zhejiang Jin Yong Acrylic Fibre Company Limited	China	Production of acrylic fibre products	China	Limited liability company	75	—	RMB250,000	–56,038
Shanghai Golden Conti Petrochemical Company Limited	China	Production of petrochemical products	China	Limited liability company	—	100	RMB545,776	–73,937
Shanghai Jinmao International Trading Company Limited (“Jinmao International”)	China	Import and export of petrochemical products and equipment	China	Limited liability company	—	67.33	RMB100,000	16,222

Note: None of the subsidiaries have issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,301.1 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB2,031.3 million, in Shanghai SECCO, a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai SECCO is production and distribution of petrochemicals.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profits of the Group

In 2016, as the cost of raw materials decreased dramatically and the gross profits of petrochemical products increased, Shanghai SECCO recorded an operating income of RMB23,969 million, and its profit after tax reached RMB3,753.5 million, of which RMB750.7 million was attributable to the Company.

(2)	Major controlling companies and investing companies with a 30% change in operational performance as compared with last year

(i)	In 2016, operation performance of China Jinshan increased by 85.81% as compared with last year, mainly because it actively promoted PX business in 2016, which was able to enjoy a cost advantage with the sharp rise in sales, resulting in the improvement of profitability.

(ii)	In 2016, operation performance of Shanghai Jinchang increased by 38.38% as compared with last year, mainly because the falling price of polypropylene, which is the main raw material, and the recovery of downstream industries, resulting in a remarkable increase in operational performance in 2016.

(iii)	In 2016, operation performance of Shanghai Golden Phillips decreased by 99.74% as compared with last year, mainly due to the sharp decline in sales of the major product TR480, and the constant high price level of the raw material ethylene in 2016, which resulted in a substantial decline in profit.

(iv)	In 2016, operation performance of Shanghai Jinmao increased by 28.44% as compared with last year, mainly because Shanghai Jinmao has focused on developing the sales of paralyxene, which resulted in the increase in net profits with a rapid growth in sales volume.

5.3.2G	Major suppliers and customers

The Group’s top five suppliers in 2016 were China International United Petroleum & Chemical Co., Ltd., Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai SECCO, Shanghai International Holding Co. and GS Caltex Corporation. Total procurement costs involving these five suppliers, which amounted to RMB52,045 million, accounted for 85.89% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB20,623 million, representing 56.38% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2016 were East China Branch of Sinopec Sales Company Limited, Hangzhou Huasu Industrial Company Limited, Hengli Petrochemical (Dalian) Company Limited, Zhongtuo (Fujian) Industrial Company Limited and Jiaxing Petrochemical Company Limited. Total sales to these five customers amounted to RMB40,349.1 million, representing 51.8% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB31,796.1 million, representing 40.82% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., GS Caltex Corporation, Hangzhou Huasu Industrial Company Limited, Hengli Petrochemical (Dalian) Company Limited, Zhongtuo (Fujian) Industrial Company Limited and Jiaxing Petrochemical Company Limited. China International United Petroleum & Chemical Co. Ltd. and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company. Sinopec Corp. and the Company respectively owns 30% and 20% equity interests in Shanghai SECCO.

5.4	Discussion and analysis of the Company’s operation (Prepared under CAS)

5.4.1	Analysis of the Company’s major businesses

5.4.1A	Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

Unit: RMB’000

	Amount	Amount
	for the	for the
	year ended	year ended	Increase/
	31 December	31 December	decrease
Item	2016	2015	(%)
Operating income	77,894,285	80,803,422	–3.60%
Operating costs	55,743,306	60,089,297	–7.23%
Selling and distribution expenses	493,289	516,943	–4.58%
General and administrative expenses	2,683,310	2,667,413	0.60%
Financial expenses (“– ” for financial income)	–55,830	254,114	–121.97%
Net cash inflow generated from operating activities (“– ” for net outflow)	7,210,957	5,143,397	Increase inflow of 40.20%
Net cash inflow generated from investing activities (“– ” for net outflow)	-189,895	–438,985	Decrease outflow of 56.74%
Net cash inflow generated from financing activities (“– ” for net outflow)	-2,666,344	–3,906,275	Decrease outflow of 31.74%
Research and development expenses	102,104	87,629	16.52%

Analysis of major changes in the Consolidated Income Statement

Unit: RMB’000

	For the years ended		Increase/	Increase/
	31 December		decrease	decrease	Major reason
Item	2016	2015	amount	(%)	for change
Taxes and surcharges	11,906,438	13,710,933	–1,804,495	–13.16	Decrease in operating income
Financial expenses – net (“– ” for income)	–55,830	254,114	–309,944	–121.97	Decrease in borrowings/ increase in deposits
Assets impairment loss	330,440	95,625	234,815	245.56	Increase in fixed asset impairment provisions
Investment income	906,754	599,189	307,565	51.33	Substantial increase in profits of Shanghai SECCO
Operating profit	7,700,086	4,068,286	3,631,800	89.27	Increase in gross profit of major products
Total profit	7,765,405	4,208,729	3,556,676	84.51	Increase in gross profit of major products
Net profit	5,968,583	3,281,952	2,686,631	81.86	Increase in gross profit of major products
Income tax expenses	1,796,822	926,777	870,045	93.88	Grow in profit

Analysis of major changes in the Cash Flow Statement

Unit: RMB’000

	For the year ended		Amount	Increase/
	31 December		increase/	decrease	Major reason
Item	2016	2015	decrease	(%)	for the change
Net cash inflow generated from operating activities	7,210,957	5,143,397	Increase in inflow of 2,067,560	Increase in inflow of 40.20%	Increase in operating profit of the year
Net cash inflow generated from investing activities (“– ” for net outflow)	–189,895	–438,985	Decrease in outflow of 249,090	Decrease in outflow of 56.74%	Increase in investment income driven by significant growth of gross profit of associates
Net cash inflow generated from financing activities (“– ” for net outflow)	–2,666,344	–3,906,275	Decrease in outflow of 1,239,931	Decrease in outflow of 31.74%	Substantial decrease in borrowings

5.4.1B	Operating income

1)	Analysis of factors causing the changes in operating income

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins, plastics, intermediate petrochemical products and petroleum products fell by 12.41%, 3.83%, 0.51% and 10.81%, respectively, bringing a lower operating income in 2016 compared with the previous year.

2)	Major customers

Please refer to 5.3.2. G for details of major customers of the Group.

5.4.1 C	Operating costs

1)	Analysis of operating costs

Operating costs of the Group amounted to RMB55.7433 billion in 2016, representing a decrease of 7.23% as compared with RMB60.0893 billion in 2015, which was mainly due to a decrease in the price of raw materials of the Group during the year.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the year ended 31 December
	2016		2015
					Increase/ decrease
		% to total		% to total
	RMB million	operating costs	RMB million	operating costs	(%)
Cost of raw materials Crude oil	23,190.5	41.60	32,390.7	53.90	–28.40%
Ancillary materials	8,786.4	15.76	9,092.6	15.13	–3.37%
Depreciation and amortisation	1,560.8	2.80	1,659.0	2.76	–5.92%
Staff costs	1,580.8	2.84	1,570.4	2.61	0.66%
Costs of trade	20,423.9	36.64	13,573.2	22.59	50.47%
Others	200.9	0.36	1,803.4	3.01	–88.86%

Total	55,743.3	100.00	60,089.3	100.00	–7.23%

2)	Major suppliers

Please refer to 5.3.2.G for details of major suppliers of the Group.

5.4.1D	Expenses

Please refer to 5.4.1.A “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in expenses of the Group.

5.4.1E	Research and development (“R&D”) expenditure

Unit: RMB’000

Expensed R&D expenditure during the Reporting Period	102,104
Capitalised R&D expenditure during the Reporting Period	0
Total	102,104
% of R&D expenditure to Operating Income	0.13
Number of R&D personnel	217
% of number of R&D personnel to total number of staff	1.96
% of Capitalised R&D expenditure	0

Please refer to 5.3.2.C. for details of research and development and patents and licences of the Group.

5.4.1F	Cash flow

Please refer to 5.4.1.A “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” for details of the changes in cash flow statement.

5.4.2	Analysis of business operations by industry, product or geographical location segment

5.4.2A	Principal operations by industry or product

Unit: RMB’000

				Increase/	Increase/	Increase/
				decrease of	decrease of	decrease of
				operating	operating	gross profit
				income as	costs as	margin as
				compared	compared	compared to
			Gross	to the	to the	the previous
	Operating	Operating	profit	previous	previous	year
	income	costs	margin	year	year	(percentage
By industry	(RMB’000)	(RMB’000)	(%)	(%)	(%)	point)
Synthetic fibres	1,915,242	1,920,884	–0.29%	–20.10%	–18.89%	Decreased by 1.49 percentage points
Resins and plastics	10,072,760	7,217,955	28.34%	–1.65%	–8.88%	Increased by 5.68 percentage points
Intermediate petrochemical products	9,112,004	5,994,941	34.21%	–5.16%	–17.01%	Increased by 9.40 percentage points
Petroleum products (Note)	35,261,722	19,506,920	44.68%	–19.67%	–31.26%	Increased by 9.33 percentage points
Trading of petrochemical products	20,596,948	20,423,854	0.84%	50.13%	50.47%	Decreased by 0.23 percentage point
Others	413,634	235,284	43.13%	–4.37%	–6.85%	Increased by 1.51 percentage points

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 18.77%.

5.4.2 B	Principal operations by geographical location

Unit: RMB’000

		Increase/ decrease of
		operating income
		compared with the
	Operating	previous year
Geographical location	income	(%)
Eastern China	59,736,734	–16.63
Other regions in China	6,255,708	23.75
Exports	11,901,843	190.39

5.4.3	Analysis of assets and liabilities

					Change of
					amount on
					31 December
	As at		As at		2016
	31 December 2016		31 December 2015		compared to
		% of		% of	31 December
		total		total	2015	Major reason
Item	Amount	assets	Amount	assets	(%)	of the change
Inventories	6,159,473	18.05	4,178,188	14.91	47.42	Increase in unit price of inventory balance
Short-term borrowings	546,432	1.6	2,070,000	7.39	–73.6	Decrease in capital demand due to an increase in profit for the year
Accounts payable	5,082,470	14.89	3,017,878	10.77	68.41	Increase in the procurement of crude oil in transit as of the end of the year

5.5	Others

(1)	Employees of the Group

Number (Person)
Number of employees of the Company	10,986
Number of employees of the subsidiaries	102
Total number of employees of the Group	11,088
Number of retired workers who require the Group to bear the costs of retirement	17,451

Professionals
Category of professionals
Production personnel	6,602
Sales staff	89
Technical staff	3,161
Financial staff	102
Administrative staff	1,134

Total	11,088

Education level
Educational attainment
College graduate and below	8,396
Undergraduate	2,517
Post-graduate	175

Total	11,088

Remuneration packages for the Company’s staff include salary and allowances, which is determined in accordance with the position, performance, experience and market pay trends. Employees of the Company are also eligible for medical insurance, retirement and other benefits. The Company established the Share Option Incentive Scheme to motivate the key employees. In accordance with the relevant regulations of the PRC, the Company also participates in the social security scheme implemented by the relevant governmental authorities, and makes contribution for the employees in proportion to their monthly salary.

According to the human resources essence of “streamlining the structure, enhancing the quality and strengthening the foundation” and with the mission of “facilitating the employee development and strengthening the team construction”, the Company improves the training of management and talent growth, enhances the focus area and the effectiveness of the training so as to upgrade the quality of the employees and to develop the Company into a nationwide leading and world class petrochemicals enterprise.

(2)	Purchase, sale and investment

Save and except as disclosed in the annual report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2016.

(3)	Pledge of assets

As at 31 December 2016, no fixed assets was pledged by the Group (31 December 2015: Nil)

(4)	Material events after the Reporting Period

After the end of the Reporting Period, the Board did not find any material events that have impact on the Group.

5.6	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2016, bank deposits denominated in foreign currencies held by the Group equivalent to RMB249,281,000.

5.7	Discussion and analysis on future development of the Company

1.	Industry competition and development trends

The outlook for growth in the global economy is pessimistic in 2017. Problems including the decline in the global potential growth rate, fragile financial market, weakened trade and investment, an increasingly obvious anti-globalization trend, coupled with the impact of uncertainties such as geopolitics risks, refugee crisis, political cycles of the major countries and terrorism will affect the stability and development of the global economy and intensify the challenges for the global economic recovery.

The Chinese economy has been experiencing a new normal and at the same time will maintain an L-shaped developing trend for a prolonged period. In 2017, China will accelerate its supply-side structural economic reform and will also endeavor to revitalize the physical economy which further stimulates the market dynamism.

However, at the same time, the gross demand is facing a downturn trend as the structural conflicts in China’s economy remain prominent for a long period of time. The domestic growth momentum is greatly hindered by various challenges regarding economic development which poses a great downward pressure on the economic growth.

In 2017, the international crude oil market will pay close attention to OPEC’s fulfillment of the production reduction agreement. In the case of strict compliance with production quota by OPEC countries, coupled with increasing global demand, the global crude oil market may achieve a balance in the first half of the year which will further raise the oil prices. However, higher oil prices may prompt US oil companies to increase production, and combined with a slowdown in global demand for crude oil, the increase in the oil prices may be restrained. Moreover, it is expected that there will be a few rounds of rate hikes in the U.S. in 2017 which may boost the value of the U.S. dollar and in turn exert downward pressure on oil prices. An increase is expected in international crude oil prices from 2016 to 2017.

Though the oil and petrochemical industries in China maintain an overall promising development, the conflicts arising from oversupply in the industry are still prominent while both the domestic refined oil and petrochemicals market are experiencing the dilemma between supply-side structural overcapacity and structural shortage and thus reaching a fever pitch for severe market competition. Moreover, a sustainable appreciation of the U.S. dollar against Renminbi, along with policies such as the reform of the domestic resources tax and charges on pollutant emissions will inevitably raise the production costs of petrochemical enterprises. Increasingly stringent national standards on safety and environmental protection, acceleration of refined oil upgrading as well as enterprises’ development plans in the place where the Company operates, all pose a relatively significant impact on the survival and development of the Company. On the other hand, the planning of the State and Sinopec to construct a petrochemical base in Shanghai will usher in new development opportunities for the Company.

2.	Development strategies of the Company

The Company has been focusing on its goal of establishing a refining and petrochemical enterprise which is “Top-notch domestically, First-class globally”. Taking into account of the current development and future trend of the global petrochemical industry, as well as the development trend of the oil and chemical products market domestically, especially in eastern China, we define our development strategy as follows: giving consideration to both cost-leadership and differentiation, paying equal attention to scale and specialty, laying special emphasis on cost-leadership and scaling up upstream, and on high value-added and refined products downstream, the Company aims to improve its competitiveness by bringing into full play its rather extensive product chain, product diversification and proximity to the market. In view of this development strategy, the Company has adopted the development concept of “expanding the refinery business, taking the lead in the petrochemical industry, and implementing the integration of refinery and petrochemical segments”, and has leveraged on the approach of resource optimization and development planning targeted at enterprises in Shanghai region in order to further consolidate the three existing processing chains, i.e. the refining chain, the olefin chain and the aromatic chain. The Company has also created a new development model of integrated refinery and petrochemical by using the concept of molecular refinery and molecular petrochemical to further enhance its economic returns.

3.	Business Plans

In 2017, under the sustained yet complex market and operations environment, the Group will continue to adhere to the enhancement of development quality and effectiveness, enhance safety and environmental protection, strengthen production and operation standards, maximise system optimization, lower costs and enhance efficiency, to promote further development of the Company.

The Company plans to process 14,600,000 tons of crude oil in 2017, to produce 8,860,000 tons of refined oil, 760,000 tons of ethylene, 610,000 tons of paraxylene, 890,000 tons of polyolefin, 790,000 tons of synthetic fibre monomers, 450,000 tons of synthetic fibre polymers and 200,000 tons of synthetic fibres.

To achieve its business objectives in 2017, the Group will work hard in the following areas:

(1)	Strengthening efforts in safety and environmental protection works

The Group will enhance the health, safety and environment (“HSE”) operational management system and implement a veto mechanism to avoid the occurrence of any accidents. On top of optimizing and amending its environmental appraisal system, the Group will intensify the disciplinary penalties, improve the allocation and management of its environmental facilities as well as undergo environmental rectification and governance projects on schedule. The Group will also continue its “leak, detection and repair” (LDAR) work aiming at routinising LDAR work. The Group will continue the “Let’s diagnose safety risks” campaign and strengthen the process of incentives on hidden hazard identification. In addition, the Group will strengthen its efforts in specific investigations of its direct operation and work safety and carry out real-time video surveillance of the entire operational process. Apart from intensifying the classification appraisal of contractors and exploring the potential for implementing a bottom-out system for screening contractors, the Group will enhance the promotion of accident prevention awareness and conduct evaluations on occupational hazards and thus promote occupational health.

(2)	Strengthening the production and operation management

By stringently controlling the frequency and durations of non-scheduled shut-downs and enhancing its appraisal, the Group can effectively ensure stable operations. In 2017, the Group will endeavor to improve the check and repair on No. 2 ethylene plant and No. 3 atmospheric and vacuum distillation unit, achieve a balance in connection with the supply and demand of materials as well as optimize operational strategies for production and thus guaranteeing smooth implementation of the operational plan. Both management of technical skill and supervision and appraisal of technical and economic indicators will be strengthened while new contract mechanisms for energy conservation and management will also be adopted. In addition, the Group will implement water conservation projects and strengthen the statistics and checks of carbon emissions aiming to upgrade its energy management level.

(3)	Intensifying the progress of system optimisation and cost/expenditure reduction

The Group will continue to thoroughly optimize its systems and extend the concept to its entire production and operation chain. By studying the international trend of the oil price, the Group will seize the potential opportunities in crude oil procurement and control inventories in a reasonable manner. As the Group consistently places efficiency as its first priority, the plants are reasonably arranged for operations while operations with no marginal benefits will not be conducted. According to price changes in crude oil and refined oil, the Group will optimize and adjust the structure of refined oil, and will also accelerate the construction of the catalyzation and jet fuel plants. Maximizing the production of gasoline and jet fuel will enhance the proportion and quantity of quality gasoline products. In addition, the Group will emphasize the system optimization of hydrogen, fuel gas and nitrogen, strengthen the system management of flare gas and strictly control the flare gas emissions. The Group will intensify its refined management and implement cost management throughout the entire operational process and explore the potential in cost/expenditure reduction in key segments. In terms of comprehensive budget management, cost/expenditure control, fund management, capital and price management, tax planning and risk management, the Group will make an overall planning regarding various input and output factors and thus further achieve cost reductions and efficiency enhancements.

(4)	Fostering project construction, technological advancement and information technology

The Group will speed up the project construction and adhere to coordination and planning in projects of refined oil, olefins, aromatic hydrocarbon, plastics, chemical fibres and public utilities. Projects under the “13th Five-Year Plan” will be accelerated, including No. 1 ethylene equipment demolition project, transformation project for “ultra clean discharge” work in cogeneration unit as well as transformation of No. 2 olefin cracking burner, sulfur recovery unit and sulfuric acid exhaust standard. Besides, innovation and technology work will be further advanced with emphasis on development of high value-added synthetic materials, fine chemical technologies and varieties which allow the Group to focus on the key R&D aspect and the development of new products. Carbon fibre plant will carry out stable operation and achieve target while SCF-55(T800 level) fibre precursors will strive to make a breakthrough from the bottleneck and the Group will initiate a carbon fibre project (phase 2). In addition, the Group will promote the integration of production and research and at the same time strengthen the communication between R&D, production, marketing departments and users as well as optimize the incentive mechanism for R&D and transformation of new products. For the pilot application of smart plant 2.0, the Group will step up the construction of smart plant and develop three major lines including production, supply chain management and comprehensive life cycle management of assets and thus achieving control on production, equipment, energy, safety and environmental protection, resources and supportive measures for the decision-making process.

(5)	Further enhancement of internal management

With its competitive edge in the management integration system and business process digitalization, the Group will strengthen the system development and refine the accountability system in a detailed manner. Continuous refinement of on-site management standards can effectively improve the implementation of appraisal and evaluation of the accountability of the junior posts. With an emphasis on empowering primary strength, the Group will optimize the human resources structure and allocate primary professional and technical personnel as well as strengthen staff training to enhance staff’s basic skills. Moreover, the steady launch of various reforms including reducing hierarchy of management level and optimizing plants, workplace and group will further optimise management. The Group will put its core values into practice during the course of daily production management and staff behavior in striving for a harmonious and stable environment for corporate development.

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp.). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(3)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures are estimated to amount to approximately RMB1, 500.0 million in 2017, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future, China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Shares.

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling Shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

5.8	Non-fundraising projects

In 2016, the capital expenditures of the Group amounted to RMB824 million, representing an increase of 13.97% as compared with RMB723 million in 2015. Major projects include the following:

		Amount of
		project
	Total	investment	Project
	amount of	during the	progress
	project	Reporting	as at
	investment	Period	December 31
Major project	RMB’000	RMB’000	2016
The 100,000 tons/year EVA production facility	1,132,000	122,000	Preliminary design
Desulfurization revamps for furnaces No.1,–No.6 thermal power boilers	164,000	18,000	Completed
Desulfurization & denitrification of start-up boiler flue gas in olefin plant	81,000	31,000	Completed
Upgrade Project on 2# diesel hydrogenation unit	99,000	81,000	Completed
Oil Tank’s odors control project of Storage and Transportation Department	63,000	17,000	Completed

The Group’s capital expenditures for 2017 is estimated at approximately RMB1,500 million.

5.9	Plan for profit distribution of ordinary shares or capital reserve capitalization

5.9.1	Cash Dividend Policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and its appendices. The amendments to the Articles of Association were considered and approved at the 2015 annual general meeting held on 15 June 2016. According to Article 205 of the amended Articles of Association:

(1)	The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2)	The Company may distribute dividends in the following forms: cash, shares or other forms: by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3)	The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4)	The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(5)	The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 213 of the Articles of Association.

5.9.2	Plan for profit distribution or capitalisation of capital reserves for the Reporting Period

In 2016, net profit attributable to shareholders of the Company amounted to RMB5,955.576 million under CAS (and RMB5,968.466 million under IFRS). The Board proposed to distribute a dividend of RMB0.25 per share (including tax) based on the total number of issued shares of the Company as on the record date for distributing dividend according to the 2016 plan for profit distribution approved on 15 March 2017. The 2016 plan for profit distribution will be executed after being approved at the annual general meeting. The date and time of 2016 annual general meeting, details of book closure, as well as the book closure arrangement for dividend payment and the date of payment of the dividend will be announced later.

5.9.3	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

Unit: RMB’000

Percentage
					Net profit	of net profit
					attributable to	attributable to
					shareholders	shareholders
					of ordinary	of ordinary
	Amount of	Amount of			shares of the	shares of the
	bonus	dividend	Amount of		listed company	listed company
	shares	for every	capitalization	Amount	in the	in the
	for every	10 shares	for every	of cash	consolidated	consolidated
Year of	10 shares	(RMB)	10 shares	dividend	statement	statement
dividend payment	(share)	(including tax)	(share)	(including tax)	for the year	(%)
2016	0	2.5	0	2,700,000	5,955,576	45.34
2015	0	1	0	1,080,000	3,245,849	33.27
2014	0	0	0	0	–716,427	—

5.10	The Company’s disclosure on the fulfillment of its corporate social responsibility

5.10.1	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2016 and the Company’s 2016 Environmental, Social and Governance Report in 2016, please refer to the “2016 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the website of the Shanghai Stock Exchange and the Hong Kong Stock Exchange and the Company.

5.10.2.	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) ( ) , the Company has disclosed to the public on the website of Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its first priority and continues to strive for the work of ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001:2008), environment (GB/T 24001:2004) and occupational health and safety (GB/T 28001:2011). On October 26, 2016, the continued use of the title “All-China Environmentally Friendly Enterprise”( )was approved.

In 2016, the Company persisted in green development and environmental protection and executed the “Action Plan of the Municipal Government on Environment Improvement of Jinshan District”. For the purpose of improving quality of environment, the Company launched the “Clear Water, Blue Sky” specialized environmental improvement project, took various measures to reduce emissions and established the environmental protection standard of the “three simultaneous activities” for construction projects to keep on improving level of environmental protection.

In 2016, the Company introduced advanced treatment of oily sewage with olefins department and aromatics department as pilot to control the volume of COD, bringing down the total volume of COD for the year by 6.18% year-on-year. Meanwhile, the Company accelerated to promote the construction of desulphurization and denitrifying project of boilers of the olefin department to cut total emission volume of sulfur dioxide and nitrogen oxides by 9.74% and 7.27% year-on-year respectively. In 2016, both the compliance rate on waste water and waste gas emission was 100%, and all hazardous wastes were disposed of properly with a rate of 100%.

Comprehensively implements LDAR (Leak Detection and Repair) work and continue emission reduction of VOC (volatile organic compounds). In 2016, the Company implemented LDAR work on various aspects such as its management system and organizational structure, and conducted on-site detections and repair for over 1 million of sealed spots of its oil refining and petrochemical devices. Through extensive research and study, the Company has full knowledge of its total amount of VOC emissions, established a comprehensive VOC list and framework, unleashed the potential of emission reduction in terms of VOC and made clear its emission reduction goal.

In 2016, the Company paid pollution discharge fees of RMB63 million to Shanghai Environmental Protection Bureau.

6.	MAJOR EVENTS AND OTHERS

6.1	Connected transactions in relation to daily operations

Unit: RMB’000

				Percentage
				of the
				transaction
				amount
			Transaction	of the same
			amount during	type of
		Annual cap for	the Reporting	transaction
Connected transactions	Connected parties	2016	Period	(%)
Mutual Product Supply and Sales Service Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	94,475,000	26,350,188	45.27%
Sales of petroleum products	Sinopec Corp. and its associates	79,586,000	33,159,665	42.57%
Sales of petrochemical products	Sinopec Corp. and its associates	31,156,000	5,738,425	7.37%
Property leasing	Sinopec Corp. and its associates	116,000	28,160	61.47%
Agency sales of petrochemical products	Sinopec Corp. and its associates	309,000	100,220	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	1,824,000	177,295	21.52%
Petrochemical industry insurance services	Sinopec Group and its associates	200,000	123,621	96.93%
Financial services	Sinopec Group and its associates	300,000	3,553	4.45%

On 5 December 2016, the Company inked an asset leasing agreement (Lease Agreement) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (“Baishawan Branch”), a wholly-owned subsidiary of the Company’s actual controller China Petrochemical Corporation. Pursuant to the Lease Agreement, the Company rents the Oil Tanks and ancillary facilities from Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved on the 16th meeting of the eighth session of the board of directors of the Company on 24 November 2016. Related announcements were disclosed on the official websites of Shanghai Exchange, Hong Kong Exchange and the Company, as well as on Shanghai Securities News and China Securities Journal on 25 November 2016. During the reported period, the Company generated leasing cost of RMB53,960,000.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 29 of the financial statements prepared under IFRS in the 2016 Annual Report of the Company, constituted connected transactions under Chapter 14A of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”). The above-mentioned continuing connected transactions have also been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

6.2	Compliance of code of corporate governance practices

During the Reporting Period, the Company applied and complied with all principles and code provisions set out in the Corporate Governance Code (the “CG Code”) contained in Appendix 14 to the Hong Kong Listing Rules except for the deviation from code provision A.2.1 as listed below.

Code provision A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing serves as the Chairman and the President (equivalent to chief executive officer) of the Company.

Reasons: Mr. Wang Zhiqing has extensive experience in the management of petrochemicals production. He is the most suitable candidate to serve both the positions of the Chairman and the President of the Company. For the time being, the Company has not been able to identify another person who is in possession of better or similar competency and talent as Mr. Wang to serve either of the positions listed above.

6.3	Compliance of Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) as set out in Appendix 10 to the Hong Kong Listing Rules to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and supervisors and having obtained written confirmations from each Director and supervisor, the Company has not identified any Director or supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

6.4	Purchase, sale and redemption of the Company’s securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

6.5	Audit Committee

The audit committee of the Company has reviewed with the management the accounting principles and standards adopted by the Company, discussed matters regarding auditing, risk management, internal control and financial reporting, and have reviewed the financial statements for the year ended 31 December 2016.

7.	FINANCIAL STATEMENTS

7.1	Financial statements prepared under CAS

Consolidated Balance Sheet

As at 31 December 2016

	31 December 2016 RMB’000	31 December 2015 RMB’000
ASSETS
Current assets
Cash at bank and on hand	5,440,623	1,077,430
Notes receivable	1,267,920	1,007,373
Accounts receivable	1,656,580	1,624,571
Advances to suppliers	29,340	15,131
Interest receivable	11,596	2,491
Other receivables	56,545	29,050
Inventories	6,159,473	4,178,188
Other current assets	253,804	209,746

Total current assets	14,875,881	8,143,980

Non-current assets
Long-term equity investments	3,838,794	3,471,139
Investment properties	380,429	405,572
Fixed assets	13,502,370	14,424,899
Construction in progress	717,672	722,520
Intangible assets	406,116	423,529
Long-term prepaid expenses	299,340	359,487
Deferred tax assets	103,091	71,045

Total non-current assets	19,247,812	19,878,191

Total assets	34,123,693	28,022,171

Consolidated Balance Sheet

(Cont’d) As at 31 December 2016

	31 December 2016 RMB’000	31 December 2015 RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	546,432	2,070,000
Notes payable	5,000	—
Accounts payable	5,082,470	3,017,878
Advance from customers	476,806	579,887
Employee benefits payable	37,634	39,999
Taxes payable	2,158,427	1,368,418
Interest payable	465	1,890
Dividends payable	20,473	19,119
Other payables	614,668	629,080

Total current liabilities	8,942,375	7,726,271

Non-current liabilities
Long-term borrowings	—	1,632,680

Deferred income	150,000	160,000

Total liabilities	9,092,375	7,886,271

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	534,628	516,624
Other Comprehensive income	18,213	—
Specific reserve	346	953
Surplus reserve	5,100,401	4,493,260
Undistributed profits	8,296,460	4,028,025

Total equity attributable to equity shareholders of the Company	24,750,048	19,838,862

Non-controlling interests	281,270	297,038

Total shareholders’ equity	25,031,318	20,135,900

Total liabilities and shareholders’ equity	34,123,693	28,022,171

This financial statement was approved by the Board on 15 March 2017.

Consolidated Income Statement

For the year ended 31 December 2016

Unit: RMB’000

		2016	2015
Revenue		77,894,285	80,803,422
Less:	Cost of sales	55,743,306	60,089,297
	Taxes and surcharges	11,906,438	13,710,933
	Selling and distribution expenses	493,289	516,943
	General and administrative expenses	2,683,310	2,667,413
	Financial expenses – net	(55,830)	254,114
	Asset impairment losses	330,440	95,625
Add:	Investment income	906,754	599,189
	Including: Share of profits of associates and joint ventures	906,754	562,035
Operating profit/(loss)		7,700,086	4,068,286

Add:	Non-operating income	161,418	193,695
	Including: Profit on disposal of non-current assets	5,491	4,055
Less:	Non-operating expenses	96,099	53,252
	Including: Losses on disposal of non-current assets	47,522	13,448
Total profit/(loss)		7,765,405	4,208,729

Less:	Income tax expenses	1,796,822	926,777

Net profit/(loss)		5,968,583	3,281,952

Attributable to shareholders of the Company		5,955,576	3,245,849
Non-controlling interests		13,007	36,103

Other comprehensive income		18,213	—

Total comprehensive income/(loss)		5,986,796	3,281,952

Attributable to shareholders of the Company		5,973,789	3,245,849
Non-controlling interests		13,007	36,103

Earnings/(loss) per share
Basic earnings/(loss) per share (RMB Yuan)		0.551	0.301
Diluted earnings/(loss) per share (RMB Yuan)		0.551	0.300

The consolidated financial information were approved by the Board of Director on 15 March 2017.

7.2	Financial statements prepared under IFRS

Consolidated Income Statement

(prepared under IFRS)

For the year ended 31 December 2016

	2016	2015
	RMB’000	RMB’000
Revenue	77,842,906	80,748,138
Sales taxes and surcharges	(11,906,438)	(13,710,933)

Net Sales	65,936,468	67,037,205
Cost of sales	(58,731,674)	(62,757,106)

Gross profit	7,204,794	4,280,099

Selling and administrative expenses	(546,087)	(600,859)
Other operating income	197,306	234,924
Other operating expenses	(24,275)	(33,871)
Other (losses)/gains-net	(53,882)	28,639

Operating profit	6,777,856	3,908,932

Finance income	137,302	49,302
Finance expenses	(53,617)	(293,081)

Finance income/(expenses) – net	83,685	(243,779)

Share of profit of investments accounted for using the equity method	916,754	572,035

Profit before income tax	7,778,295	4,237,188
Income tax expense	(1,796,822)	(926,777)

Profit for the year	5,981,473	3,310,411

Profit attributable to:
– Owners of the Company	5,968,466	3,274,308
– Non-controlling interests	13,007	36,103

	5,981,473	3,310,411

Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	RMB0.553	RMB 0.303

Diluted earnings per share	RMB0.552	RMB 0.303

Consolidated Statement of Comprehensive Income

(prepared under IFRS)

For the year ended 31 December 2016

	2016 RMB’000	2015 RMB’000
Profit for the year	5,981,473	3,310,411
Other comprehensive income:
Share of other comprehensive income of investments accounted for using the equity method	18,213	—

Other comprehensive income for the year, net of tax	18,213	—

Total comprehensive income for the year	5,999,686	3,310,411

Attributable to:
– Owners of the Company	5,986,679	3,274,308
– Non-controlling interests	13,007	36,103

Total comprehensive income for the year	5,999,686	3,310,411

Consolidated Balance Sheet

(prepared	under IFRS)

As at 31 December 2016

	As at 31 December
	2016	2015
	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other assets	705,456	783,016
Property, plant and equipment	13,474,287	14,383,319
Investment properties	380,429	405,572
Construction in progress	717,672	722,520
Investments accounted for using the equity method	3,688,794	3,311,139
Deferred income tax assets	103,091	71,045

	19,069,729	19,676,611

Current assets
Inventories	6,159,473	4,178,188
Trade receivables	414,944	488,560
Bills receivable	1,238,620	991,273
Other receivables	165,798	141,655
Prepayments	165,804	103,746
Amounts due from related parties	1,290,619	1,163,128
Cash and cash equivalents	5,440,623	1,077,430

	14,875,881	8,143,980

Total assets	33,945,610	27,820,591

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,800,000	10,800,000
Reserves	13,921,965	8,997,282

	24,721,965	19,797,282
Non-controlling interests	281,270	297,038

Total equity	25,003,235	20,094,320

Consolidated Balance Sheet (Cont’d)

(prepared under IFRS)

As at 31 December 2016

	As at 31 December
	2016	2015
	RMB’000	RMB’000
Liabilities
Current liabilities
Borrowings	546,432	2,070,000
Advance from customers	462,992	561,721
Trade payables	2,123,904	1,562,232
Bills payable	5,000	—
Other payables	2,139,378	1,898,754
Amounts due to related parties	3,044,304	1,573,967
Income tax payable	620,365	59,597

	8,942,375	7,726,271

Total liabilities	8,942,375	7,726,271

Total equity and liabilities	33,945,610	27,820,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2016

1.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

(a)	New and amended standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on 1 January 2016.

•	‘Equity method in separate financial statements’ – amendment to IAS 27

Amendment to IAS 27, ‘Equity method in separate financial statements ’, allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in their separate financial statements. Previously, IAS 27 allows entities to measure their investments in subsidiaries, joint ventures and associates either at cost or as a financial asset in their separate financial statements. The amendment introduces the equity method as a third option. The election can be made independently for each category of investment (subsidiaries, joint ventures and associates). Entities wishing to change to the equity method must do so retrospectively. The amendment is effective for annual period beginning on or after 1 January 2016.

The Group has changed cost method to equity method to measure investments in joint ventures and associates in the separate financial statements from 1 January 2016 and accordingly made retrospective adjustments. Please refer to Note 34 for the details of the retrospective adjustments.

•	‘Accounting for acquisitions of interests in joint operations’ – amendments to IFRS 11

•	‘Clarification of acceptable methods of depreciation and amortization’ – amendments to IAS 16 and IAS 38

•	Annual improvements to IFRSs 2012 – 2014 cycle, and

•	‘Disclosure initiative’ – amendment to IAS 1.

Except for the Amendment to IAS 27, the adoption of all other amendments did not have material impact on the current or any prior period and is not likely to affect future periods. There are no other amended standards or interpretations that are effective for the first time for the financial year beginning on 1 January 2016 that could be expected to have a material impact on the consolidated financial statements of the Group.

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016 and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and derecognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. It is expected to have no significant impact on the consolidated financial statement of the Group.

IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue—Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018.

Management is currently assessing the effects of applying the new standard on the Group’s financial statements. At this stage, the Group is not able to estimate the impact of the new rules on the consolidated financial statements. The Group will make more detailed assessments of the impact over the next twelve months. IFRS 15 is mandatory for financial years commencing on or after 1 January 2018. At this stage, the group does not intend to adopt the standard before its effective date.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 is also applied.

The standard will affect primarily the accounting for the Group’s operating leases when the Group is as the leasee in those leases. As at the reporting date, the Group has non-cancellable operating lease commitments, as disclosed in Note 32. Most of the commitments are covered by the exception for short-term and low value leases under new IFRS 16 standard. The Group is still evaluating the effects of the new standard on the other lease commitments with the lease term greater than one year. IFRS 16 is mandatory for financial years commencing on or after 1 January 2019. At this stage, the group does not intend to adopt the standard before its effective date.

2.	FINANCE INCOME AND ExPENSES

	2016	2015
	RMB’000	RMB’000
Interest income	133,484	49,302
Net foreign exchange gain	3,818	—

Finance income	137,302	49,302

Interest on bank and other borrowings	(56,080)	(215,460)
Less: amounts capitalized on qualifying assets	2,463	3,518

Net interest expense	(53,617)	(211,942)
Net foreign exchange loss	—	(81,139)

Finance expenses	(53,617)	(293,081)

Finance income/(expenses) – net	83,685	(243,779)

3.	ExPENSE BY NATURE

	2016 RMB’000	2015 RMB’000
Cost of raw material	31,922,984	41,483,278
Cost of trading products	20,423,854	13,573,180
Employee benefit expenses	2,487,534	2,595,646
Depreciation and amortisation	1,882,260	2,044,961
Repairs and maintenance expenses	1,192,203	978,845
Transportation costs	323,678	337,454
Impairment loss	254,172	50,757
Sales commissions	100,221	112,245
Inventory write-down	76,268	44,868
Leasing expenses	73,852	23,477
Auditors’ remuneration – audit services	7,800	7,800
Change of goods in process and finished goods	(731,944)	855,692
Other expenses	1,264,879	1,249,762

Total cost of sales, selling and administrative expenses	59,277,761	63,357,965

4.	INCOME TAx

	2016 RMB’000	2015 RMB’000
– Current income tax	1,828,868	82,753
– Deferred taxation	(32,046)	844,024

Income tax expense	1,796,822	926,777

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2016	2015
	RMB’000	RMB’000
Profit before taxation	7,778,295	4,237,188

Expected PRC income tax at the statutory tax rate of 25%	1,944,574	1,059,297
Tax effect of share of profit of investments accounted for using the equity method	(225,813)	(140,509)
Tax effect of other non-taxable income	(16,610)	(19,178)
Tax effect of non-deductible loss, expenses and costs	23,578	5,486
True up for final settlement of enterprise income taxes in respect of previous years	32,457	1,752
Utilisation of previously unrecognized tax losses	(58)	—
Temporary differences for which no deferred income tax asset was recognized in current year	13,511	15
Utilisation of previously unrecognised temporary differences	(36)	(12,359)
Tax losses for which no deferred income tax asset was recognized	25,219	32,273

Actual income tax	1,796,822	926,777

The provision for PRC income tax is calculated at the rate of 25% (2015: 25%) on the estimated taxable income of the year ended 31 December 2016 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

5.	EARNINGS PER SHARE

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2016	2015
	RMB’000	RMB’000
Net profit attributable to owners of the Company	5,968,466	3,274,308

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000

Basic earnings per share (RMB per share)	RMB 0.553	RMB 0.303

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2016) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share.

The calculation of the diluted earnings per share for year ended 31 December 2016 and year ended 31 December 2015 was shown as:

	2016	2015
	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	5,968,466	3,274,308

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000
Adjustments for share options granted (thousands of shares)	8,632	9,041

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,808,632	10,809,041

Diluted earnings per share (RMB per share)	RMB 0.552	RMB 0.303

6.	DIVIDEND

Dividend in respect of the year ended 31 December 2015 of RMB 0.1 per share, amounting to a total dividend of RMB1,080,000 thousands, was approved by the Board of Directors on 16 March 2016.

Dividend in respect of the year ended 31 December 2016 of RMB 0.25 per share, amounting to a total dividend of RMB2,700,000 thousands, was approved by the Board of Directors in 15 March 2017. This financial statement has not reflected such dividend payable.

7.	TRADE RECEIVABLES, OTHER RECEIVABLES AND PREPAYMENTS

	As at 31 December
	2016	2015
	RMB’000	RMB’000
Trade receivables	414,962	488,584
Less: allowance for doubtful debts	(18)	(24)

	414,944	488,560

Bills receivable	1,238,620	991,273
Amounts due from related parties	1,290,619	1,163,128

	2,944,183	2,642,961

Prepayments	165,804	103,746
Other receivables	165,798	141,655

	3,275,785	2,888,362

During the year ended 31 December 2016, certain associates and joint ventures of the Group declared dividends with total amount of RMB557,312 thousands to the Group (2015: RMB197,158 thousands). As at 31 December 2016 and 31 December 2015, all these declared dividends had been received by the Group.

As at 31 December 2016, entrusted lendings of RMB88,000 thousands included in other receivables and prepayments was made by the Group at interest rates of 1.75% per annum, which part of it will be due in 2017 (31 December 2015: RMB106,000 thousands at an interest rate ranging from 1.75% to 3.00% per annum which part of it was due in 2016).

Other receivables was mainly export tax refund and consumer tax refund.

As of 31 December 2016, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2015: Nil).

Amounts due from related parties mainly represent trade-related balances with no pledge and no interests.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) based on invoice date is as follows:

	As at 31 December
	2016	2015
	RMB’000	RMB’000
Within one year	2,944,162	2,642,921
Above one year	21	40

	2,944,183	2,642,961

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2016	2015
	RMB 000	RMB 000
At 1 January	1,269	1,256
Provision for receivables impairment	71	834
Receivables written off during the year as uncollectible	(207)	(743)
Unused amounts reversed	(141)	(78)

At 31 December	992	1,269

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 31 December 2016, no trade receivables or bills receivable was pledged as collateral (2015: nil).

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	BORROWINGS

	As at 31 December
	2016	2015
	RMB’000	RMB’000
Loans due within one year
– Short term bank loans	546,432	1,700,000
– Short term loans from related parties	—	370,000

	546,432	2,070,000

The weighted average interest rate for the Group’s borrowings was 3.03% for the year ended 31 December 2016 (2015: 3.55%).

As at 31 December 2016, no borrowings were secured by property, plant and equipment (31 December 2015: nil).

As at 31 December 2016, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB 23,664,190 thousands (31 December 2015:28,179,120 thousands), within which the maturity dates of unused facility amounted to RMB 21,959,224 thousands will be after 31 December 2017.

9.	TRADE AND OTHER PAYABLES

	As at 31 December
	2016	2015
	RMB’000	RMB’000
Trade payables	2,123,904	1,562,232
Bills payable	5,000	—
Amounts due to related parties	3,044,304	1,573,967

Subtotal	5,173,208	3,136,199

Staff salaries and welfares payable	37,634	39,999
Taxes payable (exclude income tax payable)	1,538,062	1,308,821
Interest payable	465	1,642
Dividends payable	20,473	19,119
Construction payable	191,043	205,714
Other liabilities	351,701	323,459

Subtotal of other payables	2,139,378	1,898,754

	7,312,586	5,034,953

As at 31 December 2016 and 2015, all trade and other payables of the Group were non- interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

As at 31 December 2016, amounts due to related parties included the advances from the related parties of RMB 13,814 thousands (31 December 2015: RMB 18,165 thousands).

As at 31 December 2016, the ageing analysis of the trade payables (including bills payable and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2016	2015
	RMB’000	RMB’000
Within one year	5,151,868	3,110,638
Between one and two years	7,373	3,240
Over two years	13,967	22,321

	5,173,208	3,136,199

10.	SEGMENT INFORMATION

	2016			2015
			Revenue			Revenue
	Total	Inter-	from	Total	Inter-	from
	segment	segment	external	segment	segment	external
	revenue	revenue	customers	revenue	revenue	customers
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Synthetic fibres	1,915,242	—	1,915,242	2,397,015	—	2,397,015
Resins and plastics	10,164,433	91,673	10,072,760	10,348,002	106,042	10,241,960
Intermediate petrochemicals	20,360,722	11,248,718	9,112,004	23,305,685	13,697,886	9,607,799
Petroleum products	38,776,209	3,514,487	35,261,722	47,473,490	3,579,131	43,894,359
Trading of petrochemical products	22,148,401	1,551,453	20,596,948	16,940,621	3,220,905	13,719,716
Others	1,369,671	485,441	884,230	1,429,317	542,028	887,289

	94,734,678	16,891,772	77,842,906	101,894,130	21,145,992	80,748,138

	2016 RMB’000	2015 RMB’000
Segment result – Profit/(loss) from operations
Petroleum products	3,812,973	1,862,304
Resins and plastics	1,637,578	1,218,598
Intermediate petrochemicals	1,810,011	956,820
Trading of petrochemical products	51,168	15,165
Synthetic fibres	(608,891)	(356,399)
Others	75,017	212,444

Profit from operations	6,777,856	3,908,932
Net finance income/(expenses) Share of profit of investments accounted for using the equity method	83,685 916,754	(243,779 572,035)

Profit before taxation	7,778,295	4,237,188

7.3	RECONCILIATION BETWEEN FINANCIAL STATEMENTS PREPARED UNDER CAS AND IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial statements prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit/(loss)		Net assets
	(Consolidated)		(Consolidated)
			31 December	31 December
	2016	2015	2016	2015
	RMB’000	RMB’000	RMB’000	RMB’000
Under CAS	5,968,583	3,281,952	25,031,318	20,135,900
Adjustments under IFRS –
Government grants (a)	13,497	28,771	(28,083)	(41,580)
Safety production costs (b)	(607)	(312)	—	—

Under IFRS	5,981,473	3,310,411	25,003,235	20,094,320

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

                         By Order of the Board

                         Sinopec Shanghai Petrochemical Company Limited

                         Wang Zhiqing

                         Chairman

Shanghai, the PRC, 15 March 2017

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

Announcement

Adjustment of Peer Benchmark Enterprises for

the Share Option Scheme

Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai” or the “Company”) convened the eighteenth meeting of the eighth session of the board of directors (the “Board”) on 15 March 2017 and reviewed and adopted The Resolution about the Adjustment of Peer Benchmark Enterprises for the A-Share Option Scheme of the Company. . Relevant matters are hereby set out as follows. Unless otherwise specified, capitalized terms used in this announcement shall have the same meanings as those defined in the circular of the Company dated 6 November 2014

I.	Introduction to the Share Option Scheme

1.	On 15 August 2014, the A-Share Option Scheme of Sinopec Shanghai Petrochemical Company Limited (Draft) (the “Share Option Scheme (Draft)”) was reviewed and approved at the Company’s second meeting of the eighth session of the Board and the second meeting of the eight session of the supervisory committee respectively.

2.	On 13 October 2014, the Share Option Scheme (Draft) of the Company was approved by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (“SASAC”) under an approval document (Guo Zi Fen Pei No. [2014] 1006).

3.	After the Share Option Scheme (Draft) of the Company was filed for the record by the China Securities Regulatory Commission (“CSRC”) without objection, the eighth session of the Board convened the fourth meeting on 29 October 2014, and it was decided at the meeting that the 2014 first extraordinary general meeting, the 2014 first A-shareholders class meeting and the 2014 first H-shareholders class meeting would be convened on 23 December 2014 to review the resolutions in respect of the Share Option Scheme.

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4.	On 23 December 2014, in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), the Company’s controlling shareholder, China Petroleum and Chemical Corporation, convened a general meeting to review and adopt the Share Option Scheme.

5.	On 23 December 2014, the Company convened the 2014 first general meeting and the 2014 first A-shareholders class meeting through a combination of on-site voting, online voting (applicable to A-shareholders) and solicitation of votes by independent non-executive directors, and convened the 2014 first H-shareholders class meeting through a combination of on-site voting and solicitation of votes by independent non-executive directors. At the above meetings, the Share Option Scheme was reviewed and adopted.

6.	On 6 January 2015, the Resolution Regarding the Initial Grant under the Share Option Scheme was reviewed and adopted at the Company’s fifth meeting of the eighth session of the Board and the sixth meeting of the eight session of the supervisory committee respectively.

7.	On 16 March 2016, the Resolution Regarding Adjustment of the Peer Benchmark Enterprise for A-Share Option Scheme was reviewed and approved at the eleventh meeting of the eighth session of the Board. The Board approved the resolution to replace the previous peer benchmark enterprise Yizheng Chemical Fibre by Shenma Industrial Co., Ltd (“Shenma”), considering that Yizheng Chemical Fibre changed its core business after a major asset restructuring, and that its industry classification was changed by the CSRC accordingly.

8.	On 14 March 2017, the Resolution Regarding Adjustment of the Peer Benchmark Enterprise for A-Share Option Scheme was reviewed and adopted by the twelfth meeting of the eight session of the supervisory committee.

9.	On 15 March 2017, the Resolution Regarding Adjustment of the Peer Benchmark Enterprise for A-Share Option Scheme was reviewed and approved at the eighteenth meeting of the eighth session of the Board. The independent directors of the Company expressed their independent opinion on the resolution.

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II.	Proposed Adjustment of the Peer Benchmark Enterprises: Reasons, Evidence and Progress Status

According to the annual appraisal, the Board decided to remove North Huajin Chemical Industries Co., Ltd (“Huajin Chemical”) and Shenma from the list of its peer benchmark enterprises based on their current situation. The specific details are as follows:

(1)	According to the “Notice Regarding the Sale of All Equity of Xinjiang Fertilizers and Connected Transactions” disclosed by Huajin Chemical on 23 May 2015, Huajin Chemical sold all its shares of Akesu Huajin Chemical Fertilizers Co., Ltd. (“Xinjiang Fertilizers”) to its controlling shareholder, i.e. North Huajin Chemical Industries Group Corporation (“Huajin Group”) to reduce Huajin Chemical’s loss by RMB170 million. According to the “Notice Regarding the Acquisition of Part of the Income Rights of China ZhenHua Oil in ZhenHua Offshore Oil Company and Connected Transactions” disclosed by Huajin Chemical on 25 September 2015, in September 2015, Huajin Chemical acquired part of the rights of China ZhenHua Oil Co., Ltd. (“ZhenHua Oil”), a company owned by the actual controller of Huajin Chemical, to its income generated from 1 January 2015 to 31 December 2022 by ZhenHua Offshore Oil Company. Huajin Chemical therefore recorded RMB261 million investment income for 2015, which accounted for 79.4% of its net profit attributable to equity shareholders of the company and 99.4% of the net profit attributable to equity shareholders of the company excluding non-recurring items for the year. Considering that the primary business of ZhenHua Offshore Oil Company are exploration and operation of the oil assets owned by the local governments, and that Sinopec Shanghai has not carried out any oil exploration business, the Board of the Company has decided to remove Huajin Chemical from the list of its peer benchmark enterprises.

(2)	On 16 March 2016, the Board reviewed and approved the resolution concerning adjustments to peer benchmark enterprises, and adopted Shenma as one of the Company’s peer benchmark enterprises. According to the “Notice on Corrections on the Previous Accounting Errors” disclosed by Shenma on 20 April 2016 and the 2014 Annual Report (Revised Version)” as published on 29 April 2016, Shenma’s revenue from its core business decreased by 35.8% from RMB14.88 billion to RMB5.33 billion in 2014; and in 2015, its net profit attributable to equity shareholders of the company was RMB63.1296 million (its net profit excluding non-recurring items was RMB56.2177 million). A change in finance cost in 2015 increased profit by RMB72.44 million as compared to 2014.

In addition, the Board of the Company considered that out of the total 12 existing peer benchmark enterprises, there are four listed chemical fiber companies (accounting for one-third). In 2015, the total revenue from the four listed chemical fiber companies was RMB88.834 billion, accounting for 57% of the total revenue of RMB156.407 billion from all peer benchmark enterprises. However, in the case of Sinopec Shanghai, the revenue generated from chemical fiber business in 2015 accounted for only 2.97% of its total revenue, while other four major segments (i.e. petroleum products, plastic resin and plastic, intermediate petrochemical products and trade in petrochemical products) accounting for 54.3%, 12.68%, 11.89% and 16.98% respectively. In order to make the composition of the peer benchmark enterprises more reasonable, and taking into account the aforementioned elements, the Board has decided to remove Shenma from the peer benchmark enterprises.

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After removing Huajin Chemical and Shenma from the peer benchmark enterprises, the number of peer benchmark enterprises was reduced from 12 to 10. In order to maintain a sufficient quantity of samples, the Board of the Company has decided to introduce Zhejiang Longsheng Group Co. Ltd. (“Zhejiang Longsheng”) and Sinochem International Corporation (“Sinochem International”) as peer benchmark enterprises after considering the similarity with their core products, and also considering whether the total operating revenue and net profit of those enterprises have been maintained at high levels in the industry, on the basis of the existing core businesses of Sinopec Shanghai. The specific details are as follows:

(1)	The core business of Zhejiang Longsheng covers special chemicals, basic chemicals, real estate and the provision of services. Its operating revenue and the net profit excluding non-recurring items in 2015 are RMB14.842 billion and RMB1.653 billion respectively. Based on these two benchmarks, Zhejiang Longsheng is ranked above the 95th percentile in both the categories of chemical raw materials and chemical products manufacturing industries, and is in compliance with requirements relating to the operating revenue and net profit stipulated by the Company for the peer benchmark enterprises. Since the core business of Zhejiang Longsheng covers special chemicals and basic chemicals business and constitutes a relatively substantial proportion of its own business, its core business structure is similar to, and also comparable with, that of the Company.

(2)	The core business of Sinochem International covers chemicals and natural rubber business. Its operating revenue and the net profit excluding non-recurring items in 2015 are RMB43.746 billion and RMB70.7 million respectively. Based on these two benchmarks, Sinochem International is ranked above the 95th and 60th percentile in the categories of the chemical raw materials and chemical products manufacturing industries respectively, and is in compliance with requirements relating to the operating revenue and net profit stipulated by the Company for the peer benchmark enterprises. Since the core business of Sinochem International covers chemicals and trading business and constitutes a relatively substantial proportion of its own business, its core business structure is similar to, and also comparable with, that of the Company.

According to article 25 of the Share Option Scheme, in the course of conducting the annual appraisal, if there is any material change in the core business of any of the peer benchmark enterprises, the Board may eliminate or replace such enterprise. In view of the above, the Board of the Company has decided to adjust the peer benchmark enterprises mentioned above and to submit such removal to the general meeting for review.

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The impact of the adjustment on the relevant appraisal benchmarks of the peer benchmark enterprises for the year of the first exercise of the initial Grant of Share Options is shown in the below table:

Items	ROE in 2015	Compound growth rate of net profit in 2015 (with 2013 as base year)	Percentage of the core business revenue of the total business revenue in 2015
75th percentile before adjustment	5.54%	54.21%	98.63%
75th percentile after adjustment	7.04%	26.25%	99.35%

Note: The net profit as indicated above refers to the net profit excluding non-recurring items.

III.	Procedures to be Completed for Making the Adjustment

The adjustment of peer enterprises has been reviewed and adopted at the eighteenth meeting of the eighth session of the Board and the twelfth meeting of the eighth session of the supervisory committee of the Company. Due to the impact of the adjustment on the appraisal result of the first exercise of the initial Grant of Share Options, according to Article 47 of the Share Option Scheme, the proposed adjustment will be subject to the approval by the shareholders of the Company at the general meeting.

IV.	Opinion of the Independent Directors

According to relevant information disclosed by the peers enterprises, the independent directors are of the opinion that: (1) Huajin Chemical sold all the equity it held in Xinjiang Fertilizer in 2015 to reduce a loss by RMB 170 million. In the same year, Huajin Chemical acquired Zhenhua Offshore Oil, and hence recorded an investment income that accounted for a relatively substantial portion of its net profit attributable to the equity shareholders before and after non-recurring items for the year 2015. In addition, since Zhenhua Offshore Oil’s primary business comprises exploration and operation of local government’s oil assets, while Sinopec Shanghai has not carried out any oil exploration business, the independent directors agree with the Board of the Company to remove Huajin Chemical as it peer benchmark enterprise. (2) The sales revenue of Shenma’s primary business declined by as much as 35.8%, and the profit from a change in finance cost accounted for a comparatively high proportion of its 2015 net profit attributable to the equity shareholders of the company. In the existing 12 peer benchmark enterprises, total revenue of the chemical fiber companies account for 57% of the total revenues from all peer benchmark enterprises. However, Sinopec Shanghai’s chemical fiber segment only accounted for 2.97% of its 2015 revenue. In order to make the peer benchmark enterprise composition more reasonable, the independent directors agree with the Board of the Company to remove Shenma as a peer benchmark enterprise. On such basis, in order to maintain a sufficient quantity of samples, the independent directors have agreed with the Board of the Company to introduce Zhejiang Longsheng and Sinochem International as peer benchmark enterprises after considering the similarity with their core products, and also considering whether the total operating revenue and net profit of those enterprises have been maintained at high levels in the industry, on the basis of the existing core businesses of Sinopec Shanghai.

5

To ensure the comparability of the peer benchmark enterprises in terms of financial performances, these adjustments to the peer benchmark enterprises under the Share Option Scheme matches the Company’s actual situation, laws and regulations including Administrative Measures Governing the Share Incentive Schemes of Listed Enterprises and Company’s policies of Share Option Scheme. The Independent Directors agree to the Company in making adjustments to the peer benchmark enterprises, and submitting the same to the 2016 annual general meeting for review.

V.	Legal Opinion

Haiwen & Partners is of the opinion that, the adjustments to be made by the Company to the peer benchmark enterprises under the Share Option Scheme is in accordance with the Administrative Measures Governing Share Incentive Schemes of Listed Enterprises and other laws and regulations as well as the provisions of the Share Option Scheme of the Company. The Company has also fulfilled the necessary procedures required at the current stage, pending the review and approval by the shareholders of the Company at the general meeting.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jianbo
Joint Company Secretary

Shanghai, PRC, 15 March 2017

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